FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translations of Registrant’s Reports filed with the Israeli Securities Authority on  August 13, 2012 in connection with the Registrant's Financial Results for the Second Quarter of 2012.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 13, 2012

3

Elron Electronic Industries Ltd.
("Elron" or the "Company")
English Translation of Quarterly Report
for the Second Quarter of 2012
Part I
Material Changes and Updates that Occurred in the Company's
Business in the Three Months Ended June 30, 2012
Details according to Regulation 39A of the Israel Securities Regulations (Periodic
and Immediate Reports), 1970

In this section:

"Board of Directors Report"	English Translation of Elron's Board of Directors Report for the Second Quarter of 2012, included in Part II of this report.
"Financial Statements"	English Translation of Elron's Interim Consolidated Financial Statements for the Six Months Ended June 30, 2012, included in Part III of this report.
"20-F Annual Report"	Elron's Annual Report for 2011 filed with the SEC on Form 20-F.

The rest of the terms in this report shall have the meaning ascribed to them in the 20-F Annual Report, unless stated explicitly otherwise.

As noted in its press release filed on Form 6-K with the SEC on March 13, 2012, in accordance with reporting requirements in Israel, Elron filed an annual report for 2011 in Hebrew with the Israeli Securities Authority ("ISA Annual Report"), simultaneously with its 20-F Annual Report. For the convenience of the Company's U.S. based shareholders, in translating Part I of this report from Hebrew to English, changes and updates are given in reference to the 20-F Annual Report, rather than its ISA Annual Report filed in Hebrew.

The matters described below are in addition to the developments and changes that occurred in the second quarter of 2012, which were described in the 20-F Annual Report.

This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. The Company's and group companies' actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in the Company's filings with the SEC from time to time.

1.	Risk Factors

1.1.	Recent recommendations of the Israeli committee for increasing competitiveness in the economy may adversely affect our business

Further to the 20-F Annual Report and Section 1.1 of Part I of the Quarterly Report for the First Quarter of 2012 regarding the recommendations of the committee for increasing competitiveness in the economy and the intentions to implement them in legislation, in July 2012, subsequent to the reporting date, the Israeli Parliament approved the first reading of the government Bill for promoting competitiveness and reducing concentration, which implements the majority of the committee's recommendations, and among other things, imposes restrictions and conditions regarding the holding of significant financial and non-financial companies (as defined in the Bill) by the same controlling shareholder and regarding a significant non-financial company holding a significant financial company; and imposes restrictions on the control over companies that are reporting corporations (as defined in the Israel Companies Law, 1999) in a  pyramid structure, by limiting the number of tiers to three tiers in existing structures (according to the Bill, Elron and Group Companies may be deemed as lower tier companies) and to two tiers for a new pyramid structure. In addition, the Bill includes provisions for strengthening the independence of the board of directors in public companies within a pyramid structure under certain circumstances.

2

The implementation of this Bill's provisions in legislation (for several of which transition periods of up to six years were determined) particularly those pertaining to companies included in a pyramid structure, if so approved, may have a material adverse effect on the Company, considering, among other things,  restrictions on the structure of its holdings, its control of public companies, its ability to purchase or dispose of holdings in public companies and the value of its holdings in such companies, its ability to bring its private group companies to effect public offerings of shares, the industries in which it shall operate, and so forth. In addition, the implementation of these provisions in legislation may affect the control structure of the Company.

2.	Item 4A – Information on the Company: History and Development of the Company

2.1.	Investments

In the first half of 2012, Elron and RDC invested approximately $6.8 million in the Group Companies. For details on Elron's and RDC's investments see Section 1.4 of the Board of Directors Report and Note 3 to the Financial Statements.

2.2.	Supplement to Medingo Sale Agreement

In May 2012, the entire $27 million deposit held in escrow in connection with the Medingo sale (mainly in order to secure possible indemnification obligations) was released to the selling shareholders, and the $19 million Immediate Consideration was paid to the selling shareholders, which pursuant to the supplement to the Medingo sale agreement signed in May 2012, was paid as final consideration in lieu of the selling shareholders' right to receive additional consideration of up to $40 million conditional upon Medingo achieving certain operational milestones. From the escrow deposit, Elron and RDC received approximately $2.7 million and $19.9 million, respectively. From the Immediate Consideration, Elron and RDC received approximately $1.4 million and $14.1 million, respectively. In respect of its share in the Immediate Consideration, Elron recorded a net gain of approximately $8.5 million in the second quarter of 2012. Furthermore, in the supplement to the sale agreement, it is stated that Roche informed Elron that Medingo is not expected to achieve the first of the said operational milestones, whose achievement would have entitled the selling shareholders to $15 million out of the Contingent Consideration. (For further details, see Note 3.G to the Financial Statements).

3

2.3.	Negotiations for the Sale of Jordan Valley

In May 2012, the Company announced, further to publications in the media, that negotiations are being conducted for the sale of Jordan Valley in consideration for cash and shares. The Company noted in its announcement that the amount of the consideration indicated in the said publications is incorrect. Up until now, no agreements have been reached and there is no assurance that a binding agreement will be signed between the parties.

2.4.	Sale of Starling's Business

In May 2012, Starling's shares were delisted from trading. For additional details, see Note 3.A to the Financial Statements.

2.5.	Dividend Distribution by RDC

In June 2012, RDC distributed a cash dividend to its shareholders in the amount of approximately $17.8 million. Elron's share in the dividend amounted to approximately $8.9 million and the balance was distributed to Rafael.

2.6.	Repayment of Debt by RDC

In June 2012, RDC's entire debt to its shareholders (Elron and Rafael) in the amount of $6.5 million was prepaid, of which Elron's share amounted to $3.25 million (approximately $3.3 million including interest).

2.7.	Dividend Distribution by Elron

In July 2012, subsequent to the reporting date, Elron distributed a cash dividend to its shareholders in the amount of $15 million (approximately $0.51 per share).

2.8.	Agreement for Investment and Sale of Shares of Aqwise

In July 2012, subsequent to the reporting date, a transaction between Aqwise, its shareholders, and a third party was completed, whereby $4.5 million was invested in Aqwise, and in addition the third party acquired a portion of Aqwise's other shareholders' shares, including Elron. Upon completion of the transaction, Aqwise repaid its shareholders' loan (of which Elron's share was approximately $0.4 million), and Elron received approximately $1.5 million for the sale of a portion of its holding in Aqwise to the third party. Following completion of the transaction, Elron's holding in Aqwise's issued share capital decreased from approximately 34% to approximately 19.8% (from approximately 30% to approximately 18% on a fully diluted basis), and Elron is expected to record a net gain of approximately $4.0 million in the third quarter of 2012. (For further details, see Note 3.F to the Financial Statements).

4

2.9.	New Investment in CartiHeal

In July 2012, subsequent to the reporting date, Elron completed an initial investment of $2.5 million in CartiHeal (2009) Ltd. ("CartiHeal"), as part of a financing round led by U.M. Accelmed Medical Partners and Access Medical Ventures LLC. Following the investment, Elron holds approximately 23% of CartiHeal's issued share capital (approximately 20% on a fully diluted basis). Under the investment agreement, Elron and the other CartiHeal shareholders which participated in the financing round invested $5 million in CartiHeal, and were granted options to invest an additional $5 million (which include the options granted to Elron to invest an additional $2.5 million). (For further details see Note 3.K to the Financial Statements).

2.10.	Legal Proceedings

See Note 4 of the Financial Statements.

3.	Item 4B – Business Overview: Our Main Group Companies

3.1.	Given Imaging

In August 2012, subsequent to the reporting date, Given Imaging reported that it completed its 885-patient PillCam COLON 2 clinical trial in support of a submission to the FDA for approval to market the PillCam COLON 2 in the United States. In Given Imaging's view, its analysis of data from the PillCam COLON 2 clinical trial supports an FDA submission to market the PillCam COLON 2 for visualization of the colon in patients who are unable to undergo colonoscopy or in cases of incomplete colonoscopies, rather than for general screening. Given Imaging plans to file the said submission during the fourth quarter of 2012. There is no assurance as to the timing or content of the expected submission. In addition, Given Imaging reported that it has completed its 72-patient PillCam COLON 2 trial in support of a submission to the Japanese regulatory authority ("PMDA") for approval to market the PillCam COLON 2 in Japan. The purpose of the trial was to evaluate the use of the PillCam COLON 2 for visualization of the gastrointestinal mucosa for diagnosis of colonic pathologies. Based on a preliminary review of the trial data, Given Imaging believes that the results support submission for the said use. Given Imaging plans to submit the trial results to PMDA during the fourth quarter of 2012. Given Imaging estimates that the potential market for the use of the PillCam COLON 2 described above to be approximately $1.7 billion, one-third of which are in the U.S. and one-third in Japan.

5

Given Imaging's abovementioned estimates and plans are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Given Imaging's estimates of the development potential and business potential of the PillCam COLON 2, Given Imaging's intentions and strategy, and information existing in Given Imaging on the date of filing this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are the final summary of the results of the trials, failure to obtain regulatory approvals, inability to realize technologies and modifications in technologies, business plan, goals and/or strategy.

3.2.	BrainsGate

In July 2012, subsequent to the reporting date, BrainsGate received FDA approval of its clinical trial protocol. As mentioned in the 20-F Annual Report, since June 2011, BrainsGate has been enrolling patients for its clinical trial in medical centers outside the United States, and had been conducting negotiations with the FDA in order to receive its agreement to the trial protocol and in order to begin patient enrollment in the United States. The said approval will allow BrainsGate to enroll patients for the clinical trial in the Unites States as well. To date BrainsGate has enrolled 180 patients in 57 medical centers outside the United States. BrainsGate estimates that the clinical trial will be completed during the fourth quarter of 2013, with the completion of the trial on approximately 450 patients.

BrainsGate's estimates regarding the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its development and business potential, BrainsGate's intentions and strategy, and information existing in BrainsGate on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, a lack of success in recruiting the large number of candidates necessary to complete the trial, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risks associated with the course of the trial and its results occurs.

6

In July 2012, the third and last installment in the amount of approximately $6.7 million of BrainsGate's financing round was advanced. Elron's share in this amount was approximately $2.4 million. Following the third installment, Elron's holding in BrainsGate's issued share capital increased to approximately 30% (compared with approximately 23% before the financing round), and to approximately 27% on a fully diluted basis (compared with approximately 21% before the financing round). For additional details see Note 3.E to the Financial Statements.

Since its inception and until the date of filing this report, approximately $70 million have been invested in BrainsGate, of which Elron invested approximately $21 million.

3.3.	Pocared

Further to the 20-F Annual Report, as part of the process of forming a solution for the sample processing procedure, Pocared currently estimates that it will begin sample collection in the first half of 2013. As a consequence, Pocared estimates that the trial will be completed during 2013, and not in the second half of 2012 as previously reported.

Pocared's estimates regarding the sample collection and the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its development and business potential, Pocared's intentions and strategy, and information existing in Pocared on the date of filing this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risk factors associated with the course of the trial and its results take place.

7

4.	Item 5 – Operating and Financial Review and Prospects

4.1.	Global Economic Status

See Section 2.2 of the Board of Directors Report for details regarding the impact of the global economic status on the Company

5.	Item 6A – Directors, Senior Management and Employees: Directors and Senior Management

5.1.	Directors

See Section 3.1 of the Board of Directors Report regarding changes in the composition of the Company's board of directors.

6.	Item 8A – Financial Information: Dividend Policy

6.1.	As of the date of filing this report, the Company does not have profits available for distribution in accordance with Section 302 of the Israeli Companies Law, 1999.

7.	Item 10E – Additional Information: Taxation

7.1.	Trajtenberg Committee

Further to the 20-F Annual Report regarding the Trajtenberg Committee's recommendations and regarding the Bill for Socio-Economic Change, which includes, among other things, an amendment to the Israel Antitrust Law in connection with directives to sell an asset to a monopoly and concentrated groups, and imposing restrictions on granting export licenses, all in the interest of competitiveness considerations, it should be noted that in July 2012, subsequent to the reporting date, the first reading of the government Bill was approved by the Israeli Parliament.

Ari Bronshtein CEO	Yaron Elad CFO

August 12, 2012, Tel Aviv, Israel

8

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1. Board of Directors' Analysis of the Company's Business

1.1. Company Description

1.1.1. General

Elron Electronic Industries Ltd. ("Elron", the "Company") is an operational holding company focused on building technology companies. Elron's group of companies includes companies at various stages of development that are engaged in a variety of technology fields, such as developing medical devices and others. Elron's principal shareholder is Discount Investment Corporation Ltd. ("DIC") (which holds 50.46% of the Company's issued share capital), a company controlled by IDB Development Corporation Ltd. ("IDB").

Elron operates through consolidated companies (companies controlled by Elron and whose financial statements are consolidated with Elron's financial statements), associates (companies over which Elron has significant influence and which are included in its financial statements using the equity method), and other companies over which the Company does not have significant influence (included in the financial statements based on fair value) (the "Group Companies").

For details on the accounting method applied to the Group Companies in Elron's financial statements, Elron's holding percentage in the Group Companies, and their carrying value, see the annex to the Company's interim consolidated financial statements as of June 30, 2012 (the "Financial Statements").

The Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS").

1.1.2. Main goal

Elron's main goal is to build value for its shareholders by supporting, directing, and enhancing its holdings in companies in order to effect exit transactions (whether through their sale or through the issuance of their shares), while simultaneously seeking new investment opportunities in technology companies.

1.1.3. Strategy

In order to achieve this goal, Elron operates according to the following business strategy:

•	Investing in Israeli or Israeli related technology companies.

•	Identifying and exploiting investment opportunities with significant exit potential.

•	Focusing on investments over which Elron can exert influence and be involved in their management.

•	Actively enhancing the Group Companies' value by providing guidance and hands-on assistance to their management.

•	Exploiting opportunities to exit Group Companies.

1.1.4. RDC

As part of its business strategy, Elron examines a broad range of cooperation and investment proposals, including through RDC – Rafael Development Corporation Ltd. ("RDC"), an Elron subsidiary.

RDC has first rights to commercially exploit military technologies developed by Rafael – Advanced Defense Systems Ltd. ("Rafael"). RDC seeks to identify technology projects and invest in companies that will either commercialize Rafael's military technologies or which will benefit from Rafael's technology, know-how and expertise.

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1.1.5. Group companies

Elron's main Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•	RDC (50.1%) - See description in section 1.1.4 above.

•
Given Imaging Ltd. (22% directly, and 9% by RDC) ("Given Imaging") - Given Imaging develops, manufactures, and markets diagnostic products for visualizing and detecting disorders of the gastrointestinal tract, among them the PillCam capsule, an ingestible capsule used to visualize the gastrointestinal tract through a miniaturized video camera contained in it. Given Imaging's shares are listed on the Nasdaq and the Tel Aviv Stock Exchange.

•
Pocared Diagnostics Ltd. (41%) ("Pocared") - Pocared is developing a real-time and automated system for infectious diseases diagnosis using optical technology, intended for use by major microbiological laboratories and hospitals. The system is designed to reduce the average diagnostic time and significantly increase output in comparison with current diagnostic practice.

•
BrainsGate Ltd. (30%) ("BrainsGate") - BrainsGate is developing a system for treating ischemic stroke. The system operates by electrically stimulating a nerve center located behind the nasal cavity using a miniature implantable electrode, in order to increase blood flow to the brain. The system is intended to significantly lengthen the approved stroke treatment window to 24 hours post-symptom onset, and to provide a more effective treatment than is currently available.

Additional Elron Group Companies and its holding percentage in them as of the date of filing this report are as follows:

•
Kyma Medical Technologies Ltd. (70% by RDC) ("Kyma") - Kyma is developing a remote patient monitoring system for chronic heart failure patients, in order to enable early treatment of pulmonary edema and reduce the need for unnecessary hospitalizations.

•
NuLens Ltd. (35%) ("NuLens") - NuLens is developing an intraocular accommodating lens designed to restore vision at varying distances, similar to the natural actions of the eye. NuLens is engaged in the development of several versions of the lens for different types of patients, including a lens for cataract patients, a lens for age-related macular degeneration (AMD) patients, and a lens for people with presbyopia (age related loss of the ability to focus on objects).

•	Notal Vision Inc. (21%) ("Notal Vision") - Notal Vision provides a system and services for remote monitoring of AMD patients at risk of vision loss, for the early detection of critical visual changes.

•
SmartWave Medical Ltd. (100% by RDC) ("SmartWave") - SmartWave is developing a fully automatic implantable atrial defibrillator (IAD) that detects and terminates atrial fibrillation episodes (a type of irregular heartbeat) with minimal patient discomfort.

•
CartiHeal (2009) Ltd. (23%) ("CartiHeal") - CartiHeal is developing implants for repairing cartilage and osteochondral defects in loadbearing joints, such as the knee and ankle. The implant's unique structure, comprising a coral scaffold with biological modifications, causes the implant to biodegrade, and promotes the regeneration of native cartilage in its place. CartiHeal's first product is indicated for treatment of cartilage defects in the knee.

•
Navitrio Ltd. (80%) ("Navitrio") - Navitrio is a digital investment venture, established in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields. As of the date of filing this report Navitrio holds approximately 43% of Cloudyn Software Ltd. ("Cloudyn"), which is developing technological solutions for the optimization of resources and costs related to the cloud environment.

•	Jordan Valley Semiconductors Ltd. (19%) ("Jordan Valley") - Jordan Valley provides metrology solutions for manufacturing process control in the microelectronics industry.

2

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1.1.6. Factors affecting the results of operations and capital resources

As a holding company, Elron's operating results mainly derive from:

•	its share in the net losses of Group Companies;

•	gains or losses from exit transactions or changes in holdings, and revaluation of investments recorded based on fair value;

•	its corporate activities.

Elron's capital resources in any given period are primarily affected by:

•	the extent of its investments;

•	proceeds from exit transactions;

•	available credit lines or loans;

•	dividends distributed to shareholders or received from Group Companies.

Most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in development and record losses. As a result, Elron has recorded and is expected to continue to record losses in respect of their ongoing operations, based on the accounting method applied to them in the Financial Statements.

The technology field in which the Group Companies operate are characterized by a high degree of risk. The Group Companies' success is dependent, among other things, upon: their intellectual property and ability to protect it; their ability to raise financing; their ability to successfully complete their products' development and receive regulatory clearance to market them, including through clinical trials; their ability to make the transition from development to manufacturing stages; their ability to market their products on a significant commercial scale; their ability to develop additional products; and their ability to successfully compete in the markets in which they operate.

Elron's ability to effect exit transactions at significant values is affected, among other things, by economic conditions, market conditions in the hi-tech industry, the status of the venture capital industry, the status of the capital markets, various contractual and regulatory restrictions, and is also dependent on management's ability to successfully lead exit transactions.

In addition, Elron's and the Group Companies' ability to obtain external financing is affected by economic conditions, the status of the capital markets, and the status of the venture capital industry.

For details on the effect of the global economic status on Elron and the Group Companies see section 2.2 below.

1.2. Description of Operations in the First Half of 2012 and Subsequently

1.2.1. Investments

•	In the first half of 2012, Elron and RDC invested approximately $6.8 million in the Group Companies. For further details on Elron's and RDC's investments see section 1.4 below.

•
New investment in CartiHeal - In July 2012, subsequent to the reporting date, Elron completed an initial investment of $2.5 million in CartiHeal, as part of a financing round led by U.M. Accelmed Medical Partners and Access Medical Ventures LLC. Following the investment, Elron holds approximately 23% of CartiHeal's issued share capital. Under the investment agreement, Elron and the other CartiHeal shareholders which participated in the financing round invested $5 million in CartiHeal, and were granted options to invest an additional $5 million (which include the options granted to Elron to invest an additional $2.5 million). (For further details see Note 3.K to the Financial Statements).

3

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1.2.2. Developments in the Company and Group Companies

•
Food and Drug Administration ("FDA") approval of BrainsGate's trial protocol - In July 2012, subsequent to the reporting date, BrainsGate received FDA approval of its clinical trial protocol. As mentioned in Item 4B of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission, since June 2011, BrainsGate has been enrolling patients for its clinical trial in medical centers outside the United States, and had been conducting negotiations with the FDA in order to receive its agreement to the trial protocol and in order to begin patient enrollment in the United States. The said approval will allow BrainsGate to enroll patients for the clinical trial in the Unites States as well. To date, BrainsGate has enrolled 180 patients in 57 medical centers outside the United States. BrainsGate estimates that the clinical trial will be completed during the fourth quarter of 2013, with the completion of the trial on approximately 450 patients.

BrainsGate's estimates regarding the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on BrainsGate's estimations of its development and business potential, BrainsGate's intentions and strategy, and information existing in BrainsGate on the date of filing this report. These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, a lack of success in recruiting the large number of candidates necessary to complete the trial, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risks associated with the course of the trial and its results occurs.

•
Update on Pocared's FDA trial - Further to Item 4B of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission, as part of the process of forming a solution for the sample processing procedure, Pocared currently estimates that it will begin sample collection in the first half of 2013. As a consequence, Pocared estimates that the trial will be completed during 2013, and not in the second half of 2012 as previously reported.

Pocared's estimates regarding the sample collection and the completion of the trial are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Pocared's estimations of its development and business potential, Pocared's intentions and strategy, and information existing in Pocared on the date of filing this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected, due to goals not being met, trial results, inability to realize technologies, modifications in technologies, business plan, goals and/or strategy, or if any of the risk factors associated with the course of the trial and its results take place.

•
Starling Advanced Communications Ltd. (46% directly, and 54% by RDC) ("Starling") merger completed - In May 2012, the merger between Starling and a wholly-owned Elron and RDC subsidiary was completed, whereby all publicly-owned Starling shares were purchased by Elron and RDC for a cash consideration. Following the merger's completion, Starling's shares were delisted from trading and it became a private company wholly owned by Elron and RDC. (For further details, see Note 3.A to the Financial Statements.)

•
Update on Given Imaging's Clinical Trials - In August 2012, subsequent to the reporting date, Given Imaging reported that it completed its 885-patient PillCam COLON 2 clinical trial in support of a submission to the FDA for approval to market the PillCam COLON 2 in the United States. In Given Imaging's view, its analysis of data from the PillCam COLON 2 clinical trial supports an FDA submission to market the PillCam COLON 2 for visualization of the colon in patients who are unable to undergo colonoscopy or in cases of incomplete colonoscopies, rather than for general screening. Given Imaging plans to file the said submission during the fourth quarter of 2012. There is no assurance as to the timing or content of the expected submission. In addition, Given Imaging reported that it has completed its 72-patient PillCam COLON 2 trial in support of a submission to the Japanese regulatory authority ("PMDA") for approval to market the PillCam COLON 2 in Japan. The purpose of the trial was to evaluate the use of the PillCam COLON 2 for visualization of the gastrointestinal mucosa for diagnosis of colonic pathologies. Based on a preliminary review of the trial data, Given Imaging believes that the results support submission for the said use. Given Imaging plans to submit the trial results to PMDA during the fourth quarter of 2012. Given Imaging estimates that the potential market for the use of the PillCam COLON 2 described above to be approximately $1.7 billion, one-third of which are in the U.S. and one-third in Japan.

4

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Given Imaging's abovementioned estimates and plans are forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and are based on Given Imaging's estimates of the development potential and business potential of the PillCam COLON 2, Given Imaging's intentions and strategy, and information existing in Given Imaging on the date of filing this report. These estimates, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are the final summary of the results of the trials, failure to obtain regulatory approvals, inability to realize technologies and modifications in technologies, business plan, goals and/or strategy.

•	Legal proceedings - See Note 4 to the Financial Statements.

1.2.3. Exit transactions

•
Additional consideration for sale of Medingo Ltd. (8% directly and 84% by RDC prior to its sale) ("Medingo") - In May 2012, the parties to the sale agreement of Medingo to F. Hoffmann-La Roche ("Roche") which was completed in May 2010, signed a supplement to the sale agreement, according to which, as final consideration in lieu of the selling shareholders' right to receive contingent consideration in the aggregate amount of up to $40 million conditional upon Medingo achieving certain operational milestones (the "Contingent Consideration"), Roche will pay the selling shareholders an aggregate lump sum of $19 million (the "Immediate Consideration"). In May 2012, the Immediate Consideration was paid to the selling shareholders, of which Elron and RDC received approximately $1.4 million and approximately $14.1 million, respectively, and Elron recorded a net gain of approximately $8.5 million in the second quarter of 2012. In addition, in May 2012 the entire $27 million deposit held in escrow in connection with the Medingo sale (mainly in order to secure possible indemnification obligations) was released to the selling shareholders, of which Elron and RDC received approximately $2.7 million and approximately $19.9 million, respectively. In the supplement to the sale agreement, it is stated that Roche informed Elron that Medingo is not expected to achieve the first of the said operational milestones, whose achievement would have entitled the selling shareholders to $15 million out of the Contingent Consideration. (For further details, see Note 3.G to the Financial Statements).

•
Aqwise – Wise Water Technologies Ltd. (20%) ("Aqwise") investment and sale of shares - In July 2012, subsequent to the reporting date, a transaction between Aqwise, its shareholders, and a third party was completed, whereby $4.5 million was invested in Aqwise, and in addition the third party acquired a portion of Aqwise's other shareholders' shares, including Elron. Upon completion of the transaction, Aqwise repaid its shareholders' loan (of which Elron's share was approximately $0.4 million), and Elron received approximately $1.5 million for the sale of a portion of its holding in Aqwise to the third party. Following completion of the transaction, Elron's holding in Aqwise's issued share capital decreased from approximately 34% to approximately 19.8%, and Elron is expected to record a net gain of approximately $4.0 million in the third quarter of 2012. (For further details, see Note 3.F to the Financial Statements).

•
Negotiations for the sale of Jordan Valley - In May 2012, the Company announced, further to publications in the media, that negotiations are being conducted for the sale of Jordan Valley in consideration for cash and shares. The Company noted in its announcement that the amount of the consideration indicated in the said publications is incorrect. Up until now, no agreements have been reached and there is no assurance that a binding agreement will be signed between the parties.

5

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1.2.4. Financing and Dividends

•	Dividend distribution by Elron - In July 2012, subsequent to the reporting date, Elron distributed a cash dividend to its shareholders in the amount of $15 million (approximately $0.51 per share).

•	Credit line drawdown - In April 2012, Elron drew down a $5 million loan from the credit line made available to it by Silicon Valley Bank in the aggregate amount of $30 million. The credit line was obtained in order to diversify and ensure additional sources of financing towards continued investing in Group Companies and in new companies and to finance Elron's ongoing operations. In accordance with the credit line's terms, upon its utilization the Company placed a pledge on 1,130,000 Given Imaging shares directly held by it, then representing approximately 3.7% of Given Imaging's issued share capital, in favor of the bank. For additional details, see section 1.4 below.

•
Dividend distribution and loan repayment by RDC - In June 2012, RDC distributed a cash dividend to its shareholders in the amount of approximately $17.8 million. Elron's share in the dividend amounted to approximately $8.9 million and the balance was distributed to Rafael. In addition, in June 2012 RDC's entire debt to its shareholders (Elron and Rafael) was prepaid. Elron's share in the principal and interest amounted to approximately $3.3 million, comparable to Rafael's share.

•	As of the date of filing this report, Elron's non-consolidated cash and cash equivalents amounted to approximately $30 million. At this date Elron has a $5 million debt balance, and RDC has no debt.

1.2.5. Early adoption of International Financial Reporting Standard 9 (2009) ("IFRS 9")

•
In December 2011, the Company's board of directors resolved to early adopt the first phase of IFRS 9 (the "Early Adoption"). The Early Adoption applies to the Company's financial statements for the period commencing January 1, 2012 and subsequently. The Company resolved to designate its investment in Enablence Technologies Inc. ("Enablence") shares and other immaterial investments as permitted pursuant to the provisions of IFRS 9, such that changes in the fair value of these investments will be presented in other comprehensive income. In addition, it was resolved to designate investments in certain financial instruments as permitted pursuant to the provisions of IFRS 9, such that changes in these instruments' fair value will be presented in profit or loss. The Company restated its financial statements as of June 30, 2011 and December 31, 2011, for the six and three month periods ended June 30, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the Early Adoption of IFRS 9, as if it had always been applied. For further details on the Early Adoption's impact on the Financial Statements, see Note 2.B to the Financial Statements.

6

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1.3. Results of Operations

1.3.1. Elron's main operating results

	For the six months ended June 30, 2012	For the six months ended June 30, 2011*	For the three months ended June 30, 2012	For the three months ended June 30, 2011*	For the year ended December 31, 2011*
	unaudited				audited
	$ thousands
Net income (loss) attributable to Elron's shareholders	(3,098)	(10,375)	3,120	(5,978)	(8,417)
Net income (loss) per share attributable to Elron's shareholders (in $)	(0.13)	(0.38)	0.09	(0.22)	(0.34)

As previously mentioned, the net income and loss attributable to Elron's shareholders mainly comprises of: I) Elron's share in the losses of Group Companies, II) Gains and losses from exit transactions, revaluation of investments, and changes in holdings, III) Corporate operating expenses:**

	For the six months ended June 30, 2012	For the six months ended June 30, 2011*	For the three months ended June 30, 2012	For the three months ended June 30, 2011*	For the year ended December 31, 2011*
	$ thousands
Losses in respect of Group Companies:
Elron's share in net losses of Group Companies	(6,080)	(9,691)	(2,618)	(5,706)	(22,533)
Excess cost amortization	(2,367)	(2,375)	(1,115)	(1,186)	(4,700)
Impairment of investments in Group Companies and financial assets	(1,318)	(639)	(1,186)	(590)	(5,907)
Total	(9,765)	(12,705)	(4,919)	(7,482)	(33,140)
Gain from exit transactions, changes in holdings, and revaluation of investments (net of tax)	9,007	4,346	9,514	2,738	29,824
Corporate operating expenses	(1,998)	(2,043)	(998)	(1,054)	(4,888)

*    Retroactive adjustment, see section 1.2.5 above.
** The results summarized in the table are presented net of non-controlling interest.

I)	Losses in respect of Group Companies

Elron's share in the net losses of Group Companies:

As previously mentioned, most of the Group Companies are technology companies which have not yet generated significant revenues, if at all, and which invest considerable resources in research and development and in marketing activities. According to accounting principles, these companies' investments in the development of their products are recorded as they occur in their statement of profit and loss as an increase in R&D expenses (insofar as these expenses are not capitalized as intangible assets as is permitted according to accounting principles only if technological feasibility has been established). Therefore, as the Group Companies increase their investments in order to develop their products and advance their business, they cause Elron to record greater losses in respect of its share in their losses.

7

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

The loss Elron recorded in the second quarter and first half of 2012 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Navitrio, NuLens, Kyma, BrainsGate and Pocared.

The loss Elron recorded in the second quarter of 2011 in respect of its share in the net losses of Group Companies (net of non-controlling interest) resulted mainly from the losses of Starling, Safend Ltd. ("Safend", sold in September 2011), NuLens and Pocared, and in the first half of 2011 also resulted from the losses of Kyma.

The decrease in the loss Elron recorded in respect of its share in the net losses of Group Companies in the second quarter and first half of 2012 compared with the second quarter and first half of 2011 resulted from the significant decrease in Starling's losses, primarily due to the sale of its business and the decision of Starling's board of directors to cease its operations during 2011. (For further details see Note 3.A to the Financial Statements).

Excess cost amortization:

The Company records amortization expenses in respect of excess cost attributed to investments in Group Companies, which are usually generated upon investment in such companies or when the accounting method applied is changed from the equity method to consolidation.

Excess cost amortization expenses in the second quarter and first half of 2012, and in the second quarter and first half of 2011, were recorded primarily in respect of excess costs attributed to the Company's holding in Given Imaging.

Impairment charges of investments in Group Companies and financial assets:

At each reporting date the Company examines whether there is any evidence that would indicate that its investment in Group Companies and financial assets is impaired.

In the second quarter of 2012, an impairment charge was recorded in respect of the Company's holding in Wave Systems Corp. ("Wave") shares traded on the Nasdaq, due to a decrease in their share price. (Subsequent to the reporting date, the entire holding in Wave shares was sold, except for those shares deposited in escrow for a period of 12-18 months with their receipt in the sale of Safend in September 2011).

In the second quarter and first half of 2011, an impairment charge was recorded in respect of the investment in B.P.T. Bio Pure Technology Ltd. ("BPT") following a decrease in its fair value. (In the third quarter of 2011 BPT's board of directors decided to cease its operations).

II)	Gain (Loss) from exit transactions, changes in holdings, and revaluation of investments

Gains and losses from exit transactions, changes in holdings, and revaluation of investments recorded at fair value in the second quarter and first half of 2012 resulted mainly from:

•
An approximately $8,500 thousand gain (net of non-controlling interest) recorded in the second quarter as a result of the additional consideration received for the sale of Medingo completed in 2010 (see section 1.2.3 above);

•	An approximately $1,000 thousand gain recorded in the second quarter due to an increase in Jordan Valley's fair value;

•
An approximately $208 and $715 thousand loss (net of non-controlling interest) recorded in the second quarter and first half, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

8

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Gains from exit transactions, changes in holdings, and revaluation of investments recorded in the second quarter and first half of 2011 resulted mainly from:

•	An approximately $1,800 thousand gain recorded in the second quarter due to an increase in Jordan Valley's fair value;

•	An approximately $128 thousand gain recorded in the second quarter in respect of the sale of the Company's holding in Elbit Vision Systems Ltd. ("EVS") shares;

•
An approximately $810 and $1,596 thousand gain (net of non-controlling interest) recorded in the second quarter and first half, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired;

•
An approximately $415 thousand gain recorded in the first quarter from the sale of GigOptix, Inc. ("GigOptix") shares. (The remaining holding in GigOptix shares was sold in the first half of 2012 – see section 1.4 below);

•	An approximately $407 thousand gain recorded in the first quarter from the initial consolidation of Kyma.

III)	Corporate operating expenses

Corporate operating expenses include general and administrative expenses.

There was no significant change in corporate operating expenses in the second quarter and first half of 2012 as compared with the second quarter and first half of 2011.

9

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1.3.2. Consolidated statements of profit and loss

	For the six months ended June 30, 2012	For the six months ended June 30, 2011*	For the three months ended June 30, 2012	For the three months ended June 30, 2011*	For the year ended December 31, 2011*
	unaudited		unaudited		audited
	$ thousands
Income from sales	-	8,263	-	3,868	14,103
Gain from disposal and revaluation of group companies, and changes in holdings, net	16,082	4,211	16,595	2,837	34,605
Financial income	917	1,744	364	890	1,758
Total income	16,999	14,218	16,959	7,595	50,466
Cost of sales	-	2,695	-	1,538	5,823
Research and development expenses, net	3,129	9,069	1,697	4,678	18,184
Selling and marketing expenses	264	3,358	155	1,370	5,672
General and administrative expenses	4,133	4,597	2,233	2,400	10,474
Equity in losses of associates, net	4,991	5,546	1,807	3,133	10,374
Amortization of intangible assets	-	171	-	86	313
Financial expenses	1,834	1,202	1,303	624	4,173
Other expenses, net	500	1,141	500	1,505	9,560
Total costs and expenses	14,851	27,779	7,695	15,334	64,573
Income (Loss) before taxes on income	2,148	(13,561)	9,264	(7,739)	(14,107)
Taxes on income (Tax benefit)	(161)	-	(161)	-	602
Net income (loss)	2,309	(13,561)	9,425	(7,739)	(14,709)
Net income (loss) attributable to the Company's shareholders	(3,098)	(10,375)	3,120	(5,978)	(8,417)
Net income (loss) attributable to non-controlling interest	5,407	(3,186)	6,305	(1,761)	(6,292)
Basic net income (loss) per share attributable to the Company's shareholders (in $)	(0.13)	(0.38)	0.09	(0.22)	(0.34)
Diluted net income (loss) per share attributable to the Company's shareholders (in $)	(0.13)	(0.38)	0.09	(0.22)	(0.34)

*           Retroactive adjustment, see section 1.2.5 above.

1.3.3. Analysis of the consolidated statements of profit and loss

Income from sales

No income from sales was recorded in the second quarter and first half of 2012. Income from sales in the second quarter and first half of 2011 amounted to $3,868 and $8,263 thousand, respectively, and mainly included income from sales of Wavion Inc. ("Wavion"), which was sold in November 2011.

10

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Gain (Loss) from disposal and revaluation of Group Companies and changes in holdings, net

In the second quarter and first half of 2012, gains from disposal and revaluation of Group Companies and changes in holdings, net, amounted to $16,595 and $16,082 thousand, respectively, and mainly resulted from: a $15,558 thousand gain in the second quarter from the additional consideration received from the sale of Medingo completed in 2010 (see section 1.2.3 above); a $1,000 thousand gain in the second quarter from an increase in Jordan Valley's fair value which was included in the statement of income following the early adoption of the provisions of IFRS 9; and a $188 and $701 thousand loss in the second quarter and first half of 2012, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired.

In the second quarter and first half of 2011, gains from disposal and revaluation of Group Companies and changes in holdings, net, amounted to $2,837 and $4,211 thousand, respectively, and resulted from: a $1,800 thousand gain in the second quarter from an increase in Jordan Valley's fair value which was included in the statement of income following the early adoption of the provisions of IFRS 9; a $1,037 and $2,004 thousand gain in the second quarter and first half of 2011, respectively, from a decrease in the Company's holding in Given Imaging as a result of options granted to Given Imaging employees having been exercised or having expired; and a $407 thousand gain in the first quarter from the initial consolidation of Kyma.

Financial income

Financial income in the second quarter and first half of 2012 amounted to $364 and $917 thousand, respectively, and resulted mainly from interest income on bank deposits, and from a change in the fair value of the Company's holding in GigOptix shares which was included in the statement of income following the early adoption of the provisions of IFRS 9.

Financial income in the second quarter and first half of 2011 amounted to $890 and $1,744 thousand, respectively, and resulted mainly from interest income on bank deposits, and from translation differences accumulated on loans Elron and RDC granted to Starling.

Cost of sales

Following the sale of Wavion in November 2011, the Company and its consolidated companies have no sales of products or services. Cost of sales in the second quarter and first half of 2011 amounted to $1,538 and $2,695 thousand, respectively, and consisted primarily of expenses related to salaries and materials associated with the sale of Wavion's products.

Operating expenses

Operating expenses in the second quarter and first half of 2012 amounted to $4,085 and $7,526 thousand, respectively, compared with $8,448 and $17,024 thousand, respectively, in the second quarter and first half of 2011, and comprised mainly of research and development expenses, net, selling and marketing expenses, and general and administrative expenses of Elron's, RDC's, and consolidated companies' corporate operations (excluding amortization of intangible assets in 2011 which also constitutes part of operating expenses under IFRS but is presented separately). The following table summarizes the operating expenses of the Company and its consolidated companies:

	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the three months ended June 30, 2012	For the three months ended June 30, 2011
	unaudited		unaudited
	$ thousands
Corporate	1,998	2,037	998	1,043
RDC	685	983	416	426
Wavion (1)	-	5,755	-	2,367
Kyma	1,487	1,230	765	676
Starling	599	5,225	380	3,036
Navitrio (2)	1,442	-	725	-
SmartWave	414	-	252	-
Other (3)	901	1,794	549	900

(1) Sold in November 2011.
(2) Includes Cloudyn.
(3) Sync-Rx Ltd. ("Sync-Rx", an RDC subsidiary) and ActySafe Ltd. (an RDC subsidiary which ceased its operations).

11

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

RDC: The decrease in RDC's operating expenses in the first half of 2012 compared with the first half of 2011 resulted mainly from spinning off SmartWave's activities at the end of 2011 into an independent company, and from a decrease in RDC's general and administrative expenses due to a decrease in the number of its employees.

Kyma: The increase in Kyma's operating expenses in the second quarter and first half of 2012 compared with the second quarter and first half of 2011 resulted mainly from an increase in its research and development expenses due to an acceleration in pre-clinical and clinical trials of its patch product (which are currently intended to support receipt of CE certification by the end of 2012) and development of its implantable product in preparation for commencement of pre-clinical trials.

Starling: The decrease in Starling's operating expenses in the second quarter and first half of 2012 compared with the second quarter and first half of 2011 resulted mainly from the sale of Starling's business and the decision of Starling's board of directors to cease its operations during 2011.

Navitrio: Navitrio's operating expenses mainly include Navitrio's and Cloudyn's research and development expenses, resulting from acceleration of Navitrio's CEMMERCE project, from the continued development of Cloudyn's product, and from expenses incurred with its launch.

SmartWave: SmartWave's operating expenses mainly include research and development expenses incurred in conducting pre-clinical trials and in preparation for clinical trials, which are expected to commence by the end of 2012.

Equity in losses of associates, net

Elron's share in the net losses of its associates resulted from its holdings in certain investments that are accounted for under the equity method. Elron's share in the net losses of its associates in the second quarter and first half of 2012 amounted to $1,807 and $4,991 thousand, respectively, compared with $3,133 and $5,546 thousand, respectively, in the second quarter and first half of 2011.

The decrease in Elron's share in the net losses of its associates in the second quarter and first half of 2012 compared with the second quarter and first half of 2011 resulted mainly from an increase in Given Imaging's income, and from the disposal of Safend, which generated losses in the second quarter and first half of 2011. This decrease was partially offset by an increase in Pocared's losses. In addition, see "Analysis of the results of operations of main associates" below.

As most of the Group Companies have not yet generated significant revenues, if at all, and invest considerable resources in research and development and in marketing activities, Elron expects to continue to record losses in respect of these companies' ongoing operations in accordance with the accounting method applied to them in Elron's financial statements.

12

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Amortization of intangible assets

No amortization of intangible assets was recorded in the second quarter and first half of 2012. Amortization of intangible assets in the second quarter and first half of 2011 amounted to $86 and $171 thousand, respectively, and resulted from the amortization of intangible assets attributed to technology resulting from the initial consolidation of Wavion in 2008. (As previously mentioned, Wavion was sold in November 2011).

Financial expenses

Financial expenses in the second quarter and first half of 2012 amounted to $1,303 and $1,834 thousand, respectively, and resulted mainly from a change in the fair value of the Company's holding in Wave shares, which was included in the statement of income following the early adoption of the provisions of IFRS 9. (Subsequent to the reporting date, the entire holding in Wave shares was sold, except for shares deposited in escrow for a 12-18 month period with their receipt in the sale of Safend in September 2011).

Financial expenses in the second quarter and first half of 2011 amounted to $624 and $1,202 thousand, respectively, and resulted mainly from an increase in the market value of Starling's debentures. (Starling's debentures were fully prepaid in November 2011).

Other expenses, net

Other expenses, net, in the second quarter and first half of 2012 amounted to $500 thousand and resulted from a provision for contingent liabilities.

Other expenses, net, in the second quarter and first half of 2011 amounted to $1,505 and $1,141 thousand, respectively, and resulted mainly from: an approximately $415 thousand impairment charge in the second quarter in respect of the Company's holding in BPT due to a decrease in its fair value (it should be noted that in the third quarter of 2011 BPT's board of directors decided to cease its operations); and expenses amounting to approximately $860 thousand in the first quarter resulting from an inventory write-down recognized by Starling (it should be noted that during 2011 Starling's business was sold and its board of directors decided to cease its operations). Expenses were offset by other income, net, which resulted mainly from: an approximately $400 thousand gain in the first quarter from the sale of a portion of Elron's holding in GigOptix shares received in the sale of ChipX Inc. in 2009 (the remaining holding in GigOpxtix shares was sold in the first half of 2012 – see section 1.4 below); and an approximately $128 thousand gain in the second quarter from the sale of the Company's holding in EVS shares. It should be noted that the early adoption of IFRS 9 did not affect the accounting treatment of these financial assets as the events described (BPT's operations being ceased, the sale of GigOptix shares, and the sale of EVS shares) took place prior to the initial application of the standard.

Taxes on income (Tax Benefit)

A $161 thousand tax benefit was recognized in the second quarter and first half of 2012. No taxes on income or tax benefit were recorded during the second quarter and first half of 2011.

13

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1.3.4. Analysis of the results of operations of main associates

Given Imaging

Given Imaging reported the following operating results (according to IFRS):

	For the six months ended June 30, 2012	For the six months ended June 30, 2011	Increase (Decrease)	For the three months ended June 30, 2012	For the three months ended June 30, 2011	Increase (Decrease)
	unaudited			unaudited
	$ thousands		%	$ thousands		%
Sales	86,351	84,742	1.9	44,512	44,773	(0.6)
Operating income	3,421	4,086	(16.3)	3,315	2,382	39.2
Net income attributable to shareholders	3,793	1,298	192.2	3,784	745	407.9

The increase in Given Imaging's sales in the first half of 2012 compared with the first half of 2011 resulted from an increase in the sales of its functional diagnostic products. The decrease in sales in the second quarter of 2012 compared with the second quarter of 2011 resulted from a decrease in sales in the APAC region, and a devaluation of the Euro. This decrease was almost completely offset by an increase in the sales of functional diagnostic products. The decrease in operating income in the first half of 2012 compared with the first half of 2011 resulted mainly from an increase in clinical trials expenses (primarily trials associated with regulatory clearances in the U.S. and Japan) and from an increase in selling and marketing expenses, while the increase in operating income in the second quarter of 2012 compared with the second quarter of 2011 resulted mainly from a decrease in tax provisions in these periods.

Pocared

Pocared reported the following operating results (according to U.S. GAAP): Pocared's net loss in the second quarter and first half of 2012 amounted to $1,832 and $3,142 thousand, respectively, compared with a $1,126 and $2,113 thousand loss, respectively, in the second quarter and first half of 2011. Pocared is in the development stage and has not yet commenced sales. Pocared's loss mainly results from research and development expenses. The increase in loss mainly resulted from expenses resulting from the process of improving the sample processing procedure by the system it is developing.

BrainsGate

BrainsGate reported the following operating results (according to U.S. GAAP): BrainsGate's net loss in the second quarter and first half of 2012 amounted to $1,715 and $3,210 thousand, respectively, compared with a $1,919 and $3,220 thousand loss, respectively, in the second quarter and first half of 2011. BrainsGate is in the development stage and has not yet commenced sales. BrainsGate's loss mainly results from research and development expenses. The decrease in loss in the second quarter, compared with the second quarter of 2011, mainly resulted from expenses resulting from the commencement of clinical trials in June 2011.

14

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

1.4. Financial Position, Liquidity and Capital Resources

Financial position

	June 30, 2012	December 31, 2011*
	unaudited	audited
	$ thousands
Total assets in the consolidated statement of financial position	202,579	208,329
Investments in associates and financial assets measured at fair value (including assets held for sale)	127,871	132,359
Other long-term receivables	3,403	5,308
Current assets (excluding assets classified as held for sale)	66,159	65,494
Intangible assets, net	4,922	4,922
Current liabilities	20,150	4,993
Long-term liabilities	11,372	9,253
Total liabilities	31,522	14,246
Equity including non-controlling interest	171,057	194,083

*           Retroactive adjustment, see section 1.2.5 above.

Shareholders' equity attributable to Elron's shareholders at June 30, 2012 was $153,942 thousand, representing approximately 76% of the total assets in the statement of financial position, compared with $173,609 thousand at December 31, 2011, representing approximately 83% of total assets in the statement of financial position. The decrease in shareholders' equity resulted mainly from the dividend declared by the Company during June 2012 (for details on the dividend distribution, see below) and from the net loss attributable to shareholders in the amount of $3,098 thousand in the first half of 2012.

Consolidated working capital at June 30, 2012 amounted to $46,009 thousand (excluding available for sale financial assets presented as assets held for sale), compared with $60,501 thousand at December 31, 2011. The decrease in working capital resulted from an increase in accounts payable due to the dividend declaration during the reporting period, which was paid subsequent to the reporting date (for details on the dividend distribution, see below).

15

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Elron's and RDC's primary cash flows (non-consolidated) (1)

	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the three months ended June 30, 2012	For the three months ended June 30, 2011
	unaudited		unaudited
	$ thousands
Investments in Elron's and RDC's group companies (2)	6,842	22,176	2,500	13,110
Proceeds from disposal of Elron's and RDC's non-current investments	41,398	1,615	40,697	261
Raising of Elron's debt	5,000	-	5,000	-
Raising of RDC's debt (3)	-	1,000	-	1,000
Repayment of RDC's loans (3)	(3,339)	-	(3,339)	-
Dividend distributed by RDC (3)	(8,871)	-	(8,871)	-

(1) The amounts presented include RDC's cash flows in full (100%) in addition to Elron's cash flows.
(2) Excluding Elron's investment in RDC, and consideration transferred from RDC following the transfer of the investment in Kyma to RDC in March 2011.
(3) Includes Rafael's share only in the loans granted/repaid and in the dividend distributed.

Cash balance

Consolidated cash and cash equivalents at June 30, 2012 amounted to $62,961 thousand, compared with $40,062 thousand at December 31, 2011. Elron's and RDC's non-consolidated cash and cash equivalents at June 30, 2012 amounted to $48,274 and $9,389 thousand, respectively, compared with $31,096 and $1,909 thousand, respectively, at December 31, 2011.

Uses of cash

The main uses of cash in the second quarter and first half of 2012 were investments and loans to Group Companies in the amount of $1,500 and $5,341 thousand, respectively, by Elron, and $1,000 and $1,500 thousand, respectively, by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3. In addition, RDC's cash was used to prepay its entire debt to its shareholders in the amount of $6,500 thousand, of which Elron's share amounted to $3,250 thousand (approximately $3,300 thousand including interest), and to distribute a cash dividend to its shareholders in the amount of approximately $17,800 thousand, of which Elron's share amounted to approximately $8,900 thousand.

The main uses of cash in the second quarter and first half of 2011 were investments and loans to Group Companies in the amount of $9,361 and $17,624 thousand, respectively, by Elron, and $3,749 and $4,552 thousand, respectively by RDC. Also, cash was used to pay corporate and RDC's operating expenses, as detailed above in section 1.3.3.

16

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Elron's and RDC's investments in Group Companies during the first half of 2012 and the first half of 2011 are summarized in the following table (see also Note 3 to the Financial Statements for additional details regarding the Company's and RDC's investments in Group Companies):

	Elron		RDC
	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the six months ended June 30, 2012	For the six months ended June 30, 2011
	unaudited
	$ thousands
Consolidated Companies (1)
Navitrio	1,000	1,500	-	-
Kyma (2)	-	4,000	1,500	-
Starling (3)	-	3,948	-	4,552
Wavion (4)	-	931	-	-
	1,000	10,379	1,500	4,552
Associates and Other Investments
BrainsGate	2,364	-	-	-
NuLens	1,477	1,042	-	-
Notal Vision	500	-	-	-
Pocared	-	4,296	-	-
Whitewater Ltd.	-	1,146	-	-
Safend (5)	-	447	-	-
BPT (6)	-	314	-	-
	4,341	7,245	-	-
Total investments	5,341	17,624	1,500	4,552

(1) These investments do not affect the cash included in the Financial Statements.
(2) The amounts exclude the consideration transferred from RDC following the transfer of the investment in Kyma to RDC in March 2011.
(3) Its business was sold in September 2011.
(4) Sold in November 2011.
(5) Sold in September 2011.
(6) BPT's board of directors decided to cease its operations in the third quarter of 2011.

Subsequent to the reporting date and through the date of filing this report, the Company invested $2,500 thousand in CartiHeal (see section 1.2.1 above) and $2,354 thousand in BrainsGate (see Note 3.E to the Financial Statements), and RDC invested $500 thousand in Sync-Rx and $200 thousand in SmartWave.

Proceeds from the disposal of non-current investments

Proceeds Elron and RDC received from the disposal of non-current investments in the first half of 2012 included: proceeds Elron and RDC received in the second quarter in the amount of approximately $1,409 and $14,149 thousand, respectively, from the sale of Medingo completed in 2010 (see section 1.2.3 above); proceeds Elron and RDC received in the second quarter in the amount of approximately $2,702 and $19,908 thousand, respectively, from the release of the deposit that was held in escrow in connection with the sale of Medingo (see section 1.2.3 above); proceeds Elron received in the second quarter in the amount of $1,272 thousand from the sale of Wavion completed in November 2011; proceeds Elron received in the second quarter in the amount of $871 thousand from the sale of Wave shares; proceeds Elron received in the first half in the amount of $837 thousand from the sale of the remainder of its holding in GigOptix shares; and proceeds Elron and RDC received in the first quarter in the amount of $22 and $228 thousand, respectively, from the sale of Sela – Semiconductors Engineering Laboratories Ltd. ("SELA") which was completed in 2009.

Proceeds Elron and RDC received from the disposal of non-current investments in the first half of 2011 included: proceeds Elron received in the second quarter in the amount of $261 thousand from the sale of its entire holding in EVS shares; proceeds Elron received in the first quarter in the amount of $1,301 thousand from the sale of GigOptix shares; and proceeds Elron and RDC received in the first quarter in the amount of $15 and $38 thousand, respectively, from the sale of SELA.

17

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Raising of debt

In April 2012, Elron drew down a $5 million loan from the credit line in the aggregate amount of $30 million made available to it by Silicon Valley Bank ("SVB"). The loan bears interest at the Wall Street Journal Prime Rate plus 0.75% per annum which is paid every three months. The loan shall be repaid three years after the withdrawal date, while the Company is entitled to make early repayment of the loan without any cost. In order to secure the loan, the Company placed a pledge on 1,130,000 Given Imaging shares directly held by it, then representing approximately 3.7% of Given Imaging's issued share capital, in favor of SVB. As of the date of filing this report, the ratio of the market value of the pledged shares to the loan amount complies with the credit line's terms. For additional details see Note 3.M to the Financial Statements.

At June 30, 2012, Elron had a $5,000 thousand debt to banks and others. RDC had no debt at June 30, 2012.

Dividends

In June 2012, Elron declared a cash dividend to its shareholders in the amount of $15,000 thousand (approximately $0.51 per share). The dividend was distributed as a means for enabling the Company's shareholders to share in its profits and positive operating results. Payment of the dividend took place in July 2012, subsequent to the reporting date.

As previously mentioned, in June 2012, RDC distributed a cash dividend to its shareholders in the amount of approximately $17,800 thousand. Elron's share in the dividend amounted to approximately $8,900 thousand and the balance was distributed to Rafael.

Main Group Companies' cash flows (1)

	Cash flows from operating activities				Cash balance
	For the six months ended June 30, 2012	For the six months ended June 30, 2011	For the three months ended June 30, 2012	For the three months ended June 30, 2011	As of June 30, 2012	As of December 31, 2011	Note in Financial Statements
	Unaudited					Audited
	$ thousands
BrainsGate (2)	(3,122)	(3,196)	(1,554)	(1,820)	3,499	5,087	3.E
Given Imaging (2)	7,583	3,982	6,909	5,106	27,091	24,285	-
Pocared (2)	(2,788)	(2,226)	(1,242)	(1,110)	4,897	6,337	-

(1) See Item 4B – "Business Overview" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission for details on the criteria for classifying a Group Company as a main company.
(2) In accordance with U.S. GAAP.

2. Exposure to and Management of Market Risks

The report in this section refers to Elron and its consolidated companies to the extent that the exposure to market risks is material. The Company's risk management policy is implemented only for Elron itself. Elron does not determine the risk management policy for its Group Companies, and has not taken any action in the reporting period to hedge market risks resulting from operations of its Group Companies. During the reporting period, and during the period from June 30, 2012 until the date of filing this report, no material change has taken place with respect to the market risks to which the Company is exposed, the Company's policy for managing such risks, the officer responsible for their management and the means of supervising and implementing the policy, as described in Item 5 – "Operating and Financial Review and Prospects" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission.

18

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

2.1. Report on Linkage Bases

Presented below is the Company's consolidated linkage balance at June 30, 2012, December 31, 2011, and June 30, 2011.

The linkage balance includes balances in respect of Starling, whose operating currency (NIS) differs from that of the Company (U.S. dollars).

As of June 30, 2012 ($ thousands) (unaudited)

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	57,332	5,629	-	62,961
Restricted cash	-	16	-	-	16
Other current assets	86	247	572	326	1,231
Assets held for sale	-	-	-	651	651
Investments in associates	-	-	-	109,296	109,296
Other investments measured at fair value	-	-	-	17,924	17,924
Property, plant and equipment, net	-	-	-	224	224
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	5,290	64	-	5,354

Total assets	86	62,885	6,265	133,343	202,579

Liabilities (1)
Trade payables	-	34	531	-	565
Other account payables	-	16,658	2,589	328	19,575
Loans from banks and others	-	5,000	-	-	5,000
Royalty bearing government grants	-	1,634	-	-	1,634
Employee benefits, net	-	-	-	5	5
Long-term taxes	-	-	-	4,743	4,743

Total liabilities	-	23,326	3,120	5,076	31,522

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

19

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

As of December 31, 2011 ($ thousands) (audited) *

	NIS (CPI linked)	USD (or USD linked)	NIS (unlinked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	34,536	5,526	-	40,062
Restricted cash	-	16	-	-	16
Other account receivables	57	1,717	629	276	2,679
Inventories	-	-	-	98	98
Assets held for sale	-	-	-	3,155	3,155
Investments in associates	-	-	-	111,680	111,680
Other investments measured at fair value	-	-	-	17,524	17,524
Property, plant and equipment, net	-	-	-	246	246
Intangible assets, net	-	-	-	4,922	4,922
Other long-term receivables	-	27,888	59	-	27,947

Total assets	57	64,157	6,214	137,901	208,329

Liabilities (1)
Trade payables	-	126	530	-	656
Other account payables	-	165	2,807	1,361	4,333
Loans from banks and others	-	3,288	-	-	3,288
Royalty bearing government grants	-	958	-	-	958
Employee benefits, net	-	-	-	1	1
Long-term taxes	-	-	-	5,010	5,010

Total liabilities	-	4,537	3,337	6,372	14,246

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

*           Retroactive adjustment, see section 1.2.5 above.

20

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

As of June 30, 2011 ($ thousands) (unaudited) *

	NIS (CPI linked)	USD (or USD linked)	Other currencies	NIS (not linked)	Non- monetary item (2)	Total
Assets (1)
Cash and cash equivalents	-	33,803	-	5,916	-	39,719
Restricted cash	89	330	-	-	-	419
Trade receivables	-	2,413	6	1,338	-	3,757
Other account receivables	1,124	448	-	606	2,341	4,519
Inventories	-	-	-	-	5,065	5,065
Assets held for sale	-	-	-	-	3,211	3,211
Investments in associates	-	-	-	-	111,087	111,087
Investments in available for sale financial assets	-	-	-	-	20,472	20,472
Property, plant and equipment, net	-	-	-	-	2,257	2,257
Intangible assets, net	-	-	-	-	3,809	3,809
Other long-term receivables	470	28,274	-	264	162	29,170

Total assets	1,683	65,268	6	8,124	148,404	223,485

Liabilities (1)
Trade payables	-	719	-	2,135	-	2,854
Other account payables	24	1,053	-	5,486	2,427	8,990
Long term loans from banks and others	-	3,359	-	-	-	3,359
Convertible debentures	2,417	-	-	-	-	2,417
Royalty bearing government grants	-	9,732	-	-	-	9,732
Employee benefits, net	-	-	-	-	103	103
Long-term taxes	-	-	-	-	4,932	4,932
Other long term liabilities	-	-	-	-	81	81

Total liabilities	2,441	14,863	-	7,621	7,543	32,468

(1) Non-current assets and liabilities in this table include the current maturities in respect thereof.
(2) Including items that are not financial items.

*           Retroactive adjustment, see section 1.2.5 above.

The Company and its subsidiaries did not have material derivatives positions as of June 30, 2012, December 31, 2011, and June 30, 2011.

2.2. Global Economic Status

In the second quarter of 2012, indicators pointing to a slowdown in global economic activity multiplied. Most countries have been reporting a decrease in industry orders, including the U.S., China, and most European countries. In the U.S., the real estate market has been somewhat stabilizing and even expanding, while at the same time employment figures in the past months have been disappointing and the unemployment rate stabilized at 8.2% during June. This is in addition to a decline in the growth rate to 1.5% (from 1.9% in the first quarter). In Europe, the unemployment rate rose to 11.1% in June and the debt crisis remained without a long-term solution. In June, the stability of the Spanish banks was the focus of concerns and European leaders agreed to grant direct aid to this sector in the amount of €100 billion and made progress towards a consolidation of the supervision of the European banking system. Capital market instability continued into July when the major debt crisis in Spanish regions arose. In China, the decline in growth rate to 7.6% in the second quarter (compared with 8.1% in the first quarter), led to two interest reductions in the last month. Generally, there is concern over a global economic slowdown next year, in light of expected budget cuts in Europe and the U.S. (following elections). The International Monetary Fund revised its growth forecast downward for 2012 to 3.5% (from 3.6%), and for 2013 to 3.9% (from 4.1%), but it has been claimed that these estimates are overly optimistic.

21

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

In the Israeli market, economic activity in the second quarter was not uniform. There are indications of a decrease in Israeli exports, due to the global slowdown trend. According to foreign trade figures industry exports decreased by 12% in June, and by 19% in the last twelve months. On the other hand, there are indications of an increase in service exports at a rate of 5% since the beginning of the year. Other positive indicators include a moderate increase in industrial manufacturing and trade and services turnover (7.1% in March through May, at an annual rate), which constitutes a positive indicator of household consumption. Following the decrease in growth rate to 2.7% in the first quarter (at an annual rate) from 3.1% in the fourth quarter of 2011 and 3.2% in the third quarter of 2011, the Bank of Israel anticipates 2.8% growth in the second quarter of 2012. Notwithstanding, there is concern over a possible worsening in the coming quarters, due to a severe decline in global demand.

Recently the Israeli government approved a set of measures whose purpose is to curb the budget deficit and improve fiscal credibility. This credibility was damaged by two alarming trends: subpar performance in income from taxes due to the slowdown of the economy, and a sharp rise in the government's commitments regarding welfare, wage agreements, and increased security expenses.

The developments in the global markets and particularly in the Eurozone and in the United States, which include security and exchange rate fluctuations, as well as the domestic developments described above, have affected and may continue to affect the Company's and its Group Companies' results of operations, liquidity, value of equity, value and exit potential of assets, business (including the demand for Group Companies' products), financial covenants, ability to distribute dividends, ability to raise financing for ongoing, long-term, and R&D operations, and availability and terms of financing from financial institutions and banks.

2.3. Sensitivity Tests of Financial Instruments

For details concerning sensitivity tests of sensitive financial instruments included in the Financial Statements in accordance with changes in market factors, see Appendix A below.

Following are the summarized results of the sensitivity tests:

As of June 30, 2012

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	(2,118)	104	10	5	(113)	(10)	(5)

22

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	2,230	223	112	(223)	(112)
Sensitivity to changes in share prices of investments measured at fair value (including instruments presented as held for sale)	18,054	1,805	903	(1,805)	(903)

As of December 31, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	(592)	(4)	(32)	(16)	7	35	17

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	1,797	180	89	(180)	(89)
Sensitivity to changes in share prices of investments measured at fair value (including instruments presented as held for sale)	20,679	2,068	1,034	(2,068)	(1,034)

As of June 30, 2011

		Gain (loss) from changes in interest rates
		Increase			Decrease
	Fair value	2% at absolute value	10%	5%	2% at absolute value	10%	5%
Section	$ thousands
Sensitivity to changes in dollar interest rates	2,929	(42)	(31)	(15)	44	31	16

23

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

		Gain (loss) from changes in other market factors
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Sensitivity to changes in the NIS-dollar exchange rate	2,698	270	135	(270)	(135)
Sensitivity to changes in share prices of investments measured at fair value (including instruments presented as held for sale)	23,683	2,368	1,184	(2,368)	(1,184)
Sensitivity to changes in the price of convertible debentures issued by subsidiary	(2,428)	(243)	(121)	243	121

3. Aspects of Corporate Governance

3.1. Directors

On July 5, 2012, Mr. Shay Livnat announced his resignation form the Company's board of directors. To the best of the Company's knowledge, the resignation was not related to circumstances required to be brought to the knowledge of the shareholders of the Company.

3.3. Internal Enforcement Program

On August 12, 2012, subsequent to the reporting date, the Company's board of directors completed the adoption of an internal enforcement program in the securities field (i.e., relating to the provisions of the Israel Securities Law, 1968, and its accompanying regulations, as well as the provisions of related laws including the provisions of the Israel Companies Law, 1999), whose purpose is to ensure and enforce the compliance of the Company, its directors, its other officers, and its employees (and also related parties, insofar as the relevant laws apply to them) (the "Employees") to legal requirements in the securities field, including through procedures the Company has adopted and/or will adopt from time to time, in this field. The program determines arrangements relating, among other things, to the way the procedures are absorbed in the Company, the existence of supervision, reporting, and monitoring mechanisms, and the determination of ways to handle and draw conclusions from failures and violations (insofar as they arise). The program was formulated based on the Company's unique characteristics as a holding company and its operating environment, among other things, by carrying out a compliance review in the securities field and by mapping its compliance with the provisions of the Israel Companies Law, 1999.

Mr. Yaron Elad, Chief Financial Officer, and Mr. Paul Weinberg, Adv., Corporate Secretary, were appointed by the Company's board of directors as internal enforcement officers. The internal enforcement officers' role is to ensure (themselves or through other Company personnel) that the program is carried out efficiently and effectively, including by means of monitoring, holding training and absorption sessions, and updating the Company's management and board of directors regarding the program's implementation and unusual events.

The procedures the Company has adopted and/or will adopt from time to time in the securities field constitute and will constitute an integral part of the enforcement program. These procedures include, among others, procedures relating to a public company's compliance with reporting requirements (including designated procedures for related parties and Group Companies), maintaining a culture of compliance in the Company, preventing fraud and manipulation, restricting the use of inside information, locating related party transactions, regulating the board of director's work and functions, and communicating with parties outside of the Company. The Company has also required the Group Companies and may require them from time to time to adopt procedures in various subjects whose purpose is to ensure the Company's and Employees' compliance with the provisions of the securities field. The procedures regulate activity and behavior norms as well as work processes whose purpose is to address and oversee central processes in the subjects they regulate.

24

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

The program is also subject to a periodical review of its suitability and to being updated, as necessary. The Company will continue to set and adopt additional procedures and update existing procedures, as necessary, in order to regulate additional processes, and to codify everyday practices and formulate additional procedures.

3.3. Disclosure Pertaining to the Approval Process of the Financial Statements

The Company's financial statement examination committee (the "Committee") is the audit committee, the organ in charge of the oversight of the financial statements. The Company's board of directors is the organ in charge of the approval of the financial statements. For details regarding the Committee members, see Item 6 – "Directors, Senior Management and Employees" of the Company's Annual Report for 2011 filed on Form 20-F with the Securities and Exchange Commission.

The Committee holds discussions and makes recommendations to the board of directors regarding the approval process of the financial statements, and delivers its recommendations to the board of directors reasonably sufficient time prior to the board of directors' meeting, and reports thereto on any deficiency or problem, if any, having arisen during the examination. The Company's independent auditor is invited to and attends the Committee's meetings, as well as the board meetings at which the financial statements are discussed and approved, at which he addresses the review performed. In addition, the internal auditor attends the Committee's meetings.

The Committee examines, inter alia, through a detailed presentation by the officers and other company personnel, including the Company's CEO – Ari Bronshtein, and CFO – Yaron Elad, the following issues, and makes recommendations thereon to the board of directors: the material issues in the financial reporting, including transactions outside the ordinary course of business (if any); the material estimates and critical assessments used in the financial statements; the valuations, including their underlying assumptions and estimates, on which the financial statements data are based; the integrity and appropriate disclosure in the financial statements; the reasonableness of the data; the accounting policies adopted and any changes therein; implementation of the principle of due disclosure in the financial statements and related information; the internal controls over the financial reporting and their effectiveness; and various aspects of risk control and management, both such that are reflected in the financial statements (such as the report on financial risks), and such that affect the reliability of the financial statements. If necessary, the Committee requests comprehensive reviews on issues of particularly material impact.

The approval of the financial statements involves at least three meetings: Two of the Committee, prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues and the formulation of recommendations to the board of directors, and the third – of the board of directors, for discussion and approval of the financial statements.

The process of approving the Company's financial statements as of June 30, 2012, involved three meetings as follows: (1) a meeting of the Committee for consideration of the material accounting issues and the valuations performed in the preparation of the financial statements, the disclosure included in the periodical reports, and the critical estimates used in preparing the financial statements, (2) a meeting of the Committee, held prior to the board of directors meeting, for a comprehensive, in-principle discussion of the material reporting issues, the effectiveness of the internal control over the financial reporting and disclosure, and the discussion and formulation of recommendations to the board of directors regarding the approval of the financial statements, and (3) a meeting of the board of directors, for discussing and approving the financial statements and periodical reports.

25

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

To the Committee meeting held on July 29, 2012, at which the Committee discussed the material accounting issues and valuations used in the preparation of the financial statements, the disclosure included in the periodical reports, and the critical estimates used in preparing the financial statements, the following persons in addition to the Committee members were invited and attended: the independent auditors, Yaron Elad – the Company's CFO, and Niv Levy – the Company's Controller. The Company's internal auditor was invited but did not attend.

To the Committee meeting held on August 8, 2012, at which the Committee discussed and finalized its recommendations to the board of directors regarding approval of the financial statements for the second quarter of 2012, the following persons in addition to the Committee members (with the exception of Arie Ovadia) were invited and attended: the independent auditors, Ari Bronshtein – the Company's CEO, Yaron Elad – the Company's CFO, Niv Levy – the Company's Controller, Doron Cohen – the Company's internal auditor, and other company personnel. During this meeting, the Committee examined, amongst other issues: the assessments and estimates used in connection with the financial statements for the second quarter of 2012, the internal controls over the financial reporting, the integrity and appropriate disclosure in the financial statements for the second quarter of 2012, the accounting policy adopted and the accounting treatment applied to material issues of the Company, the valuations, including their underlying assumptions and estimates, on which the second quarter 2012 financial statements data are based, and the critical estimates upon which the second quarter 2012 financial statements data are based, through a detailed presentation of the abovementioned matters by officers and other company personnel, including the CEO – Ari Bronshtein, and the CFO – Yaron Elad. Furthermore, the Company's independent auditor addressed the review performed. The Committee's recommendations were delivered in writing to the members of the board of directors on August 8, 2012

At the board of directors meeting held on August 12, 2012, the board of directors discussed the Committee's recommendations and approved the Company's financial statements as of June 30, 2012. The Committee's recommendations and a draft of the quarterly report were delivered in writing to the members of the board of directors two business days prior to the board of directors meeting, which period of time, the board of directors deemed to be reasonable. The following board members attended the meeting: Chairman of the board – Arie Mientkavich, Hadar Udler, Ami Erel, Gad Arbel, Avraham Asheri, Gabi Barbash, Arie Ovadia, and Ehud Rassabi.

4. Disclosure Directives Relating to Financial Reporting

4.1. Critical Accounting Estimates

As of the reporting date, no material changes took place with respect to the critical accounting estimates used in preparing the Company's financial statements, as detailed in Note 2 to the consolidated financial statements as of December 31, 2011.

Arie Mientkavich Chairman	Ari Bronshtein CEO

August 12, 2012, Tel Aviv

26

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Appendix A
to the Board of Directors Report as of June 30, 2012

Sensitivity tests of sensitive financial instruments included in the interim consolidated financial statements as of June 30, 2012, in accordance with changes in market factors

The following tables describe sensitivity tests of the fair value of financial instruments held by the Company and its subsidiaries.
The following comments should be considered with regards to the tables below:

1.	The instruments that appear below are not necessarily presented in the financial statements at fair value.
2.
Starling's operating currency (NIS) is different from that of the Company and its other subsidiaries (U.S. Dollar). Accordingly, no sensitivity tests were carried out in relation to the exchange rate in financial instruments held by Starling in 2011. It should be noted that the effect of the difference between Starling's currency and the Company's currency is reflected in the Company's shareholders' equity under capital reserves from translation differences.

3.	The exchange rates according to which the sensitivity tests were carried out are the closing rates on the day of calculation.

I. Sensitivity Tests of Balances as of June 30, 2012

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables	2,720	(131)	(57)	(29)	140	58	29
Loans from banks and others (including current maturities)	(4,838)	235	67	34	(253)	(68)	(34)
	(2,118)	104	10	5	(113)	(10)	(5)

27

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	642	64	32	(64)	(32)
Cash and cash equivalents	4,590	459	230	(459)	(230)
Non-current assets:
Long-term receivables	44	4	2	(4)	(2)
Current liabilities:
Trade payables and other account payables	(3,046)	(305)	(152)	305	152

	2,230	223	112	(223)	(112)

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	17,924	1,792	896	(1,792)	(896)
Assets classified as held for sale	130	13	7	(13)	(7)
	18,054	1,805	903	(1,805)	(903)

II. Sensitivity Tests of Balances at December 31, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section			$ thousands
Other long-term receivables	2,611	(148)	(64)	(32)	160	67	33
Loans from banks and others (including current maturities)	(3,203)	144	32	16	(153)	(32)	(16)
	(592)	(4)	(32)	(16)	7	35	17

28

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Sensitivity test of changes in the dollar-NIS exchange rate

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	221	22	11	(22)	(11)
Cash and cash equivalents	4,006	401	200	(401)	(200)
Current liabilities:
Trade payables and other account payables	489	49	24	(49)	(24)
Non-current liabilities:
Trade payables and other account payables	(2,919)	(292)	(146)	292	146

	1,797	180	89	(180)	(89)

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments measured at fair value	17,524	1,752	876	(1,752)	(876)
Assets classified as held for sale	3,155	316	158	(316)	(158)
	20,679	2,068	1,034	(2,068)	(1,034)

III. Sensitivity Test of Balances at June 30, 2011

Sensitivity test of changes in dollar interest rates

		Gain (loss) from changes in dollar interest rates
		Increase			Decrease
	Fair value	2% Absolute value	10%	5%	2% Absolute value	10%	5%
Section	$ thousands
Other long-term receivables (including current maturities)	4,444	(104)	(52)	(26)	110	53	27
Loans from banks and others (including current maturities)	(1,515)	62	21	11	(66)	(22)	(11)
	2,929	(42)	(31)	(15)	44	31	16

29

Elron Electronic Industries Ltd.
Part II
English Translation of Board of Directors Report
for the Second Quarter of 2012

Sensitivity test of changes in the dollar-NIS exchange rate *

		Gain (loss) from changes in the dollar-NIS exchange rate
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Current Assets:
Other account receivables and trade receivables	2,870	287	144	(287)	(144)
Cash and cash equivalents	4,679	468	234	(468)	(234)
Non-current assets:
Long-term receivables	661	66	33	(66)	(33)
Current liabilities:
Trade payables and other account payables	(5,512)	(551)	(276)	551	276

	2,698	270	135	(270)	(135)

*Sensitivity tests for the influence of the Euro exchange rate were not presented due to their negligible influence.

Sensitivity test of changes in share prices of other investments measured at fair value

		Gain (loss) from changes in the price of shares
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Other investments	20,472	2,047	1,024	(2,047)	(1,024)
Assets classified as held for sale	3,211	321	160	(321)	(160)
	23,683	2,368	1,184	(2,368)	(1,184)

Sensitivity test of changes in the price of convertible debentures issued by a subsidiary

		Gain (loss) from changes in the price of convertible debentures
		Increase		Decrease
	Fair value	10%	5%	10%	5%
Section	$ thousands
Convertible debentures	(2,428)	(243)	(121)	243	121

30

Elron Electronic Industries Ltd. English Translation of Interim Consolidated Financial Statements As of June 30, 2012 Unaudited

Elron Electronic Industries Ltd.

Interim Consolidated Financial Statements as of June 30, 2012

Contents

Auditors' review report to the shareholders of Elron Electronic Industries Ltd.

Introduction

We have reviewed the accompanying financial information of Elron Electronic Industries Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated balance sheet as of June 30, 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain associate, the investment in which, at equity, amounted to approximately $52 million as of June 30, 2012, and the Group's share in its losses amounted to approximately $1,026 and $1,166 thousand for the six and three months then ended, respectivaly. The condensed interim financial information of this company was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of this company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2b to the condensed consolidated financial statements regarding the restatement of the financial statements for prior periods in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), "Financial Instruments", commencing January 1, 2012.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 12, 2012	A Member of Ernst & Young Global

 Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	June 30		December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	62,961	39,719	40,062
Restricted cash	16	419	16
Trade receivables	-	3,757	-
Other accounts receivable	3,182	31,132	25,318
Inventories	-	5,065	98

	66,159	80,092	65,494

Assets held for sale	651	3,211	3,155

Non-current assets
Investments in associates	109,296	111,087	111,680
Other investments measured at fair value	17,924	20,472	17,524
Other long-term receivables	3,403	2,557	5,308
Property, plant and equipment, net	224	2,257	246
Intangible assets, net	4,922	3,809	4,922

	135,769	140,182	139,680

Total assets	202,579	223,485	208,329

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Financial Position

	June 30		December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Current liabilities
Short term credit and loans from banks and others	-	1,955	-
Trade payables	565	2,854	656
Other accounts payable	4,585	9,791	4,337
Dividend payables	15,000	-	-
Current maturities of convertible debentures	-	1,354	-

	20,150	15,954	4,993
Long-term liabilities
Long-term loans from banks and others	5,000	1,404	3,288
Convertible debentures	-	1,063	-
Royalty bearing government grants	1,624	8,931	954
Employee benefits	5	103	1
Other liabilities	-	81	-
Long term taxes	4,743	4,932	5,010

	11,372	16,514	9,253

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573	9,573
Share premium	190,378	190,378	190,378
Capital reserves	(10,039)	(9,429)	(8,470)
Accumulated deficit	(35,970)	(20,060)	(17,872)

	153,942	170,462	173,609

Non-controlling interests	17,115	20,555	20,474

Total equity	171,057	191,017	194,083

	202,579	223,485	208,329

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 12, 2012

Elron Electronic Industries Ltd.

Consolidated Statements of Income

	For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Unaudited				Audited
	$ thousands (except for income (loss) per share data)

Income
Income from sales	-	8,263	-	3,868	14,103
Gain from disposal and revaluation of investee companies, and changes in holdings, net	16,082	4,211	16,595	2,837	34,605
Financial income	917	1,744	364	890	1,758
	16,999	14,218	16,959	7,595	50,466

Cost and expenses
Cost of sales	-	2,695	-	1,538	5,823
Research and development expenses, net	3,129	9,069	1,697	4,678	18,184
Selling and marketing expenses	264	3,358	155	1,370	5,672
General and administrative expenses	4,133	4,597	2,233	2,400	10,474
Equity in losses of associates, net	4,991	5,546	1,807	3,133	10,374
Amortization of intangible assets	-	171	-	86	313
Financial expenses	1,834	1,202	1,303	624	4,173
Other expenses, net	500	1,141	500	1,505	9,560

	14,851	27,779	7,695	15,334	64,573

Income (loss) before taxes on income	2,148	(13,561)	9,264	(7,739)	(14,107)
Taxes on income (tax benefit)	(161)	-	(161)	-	602

Net income (loss)	2,309	(13,561)	9,425	(7,739)	(14,709)

Attributable to:
The Company's shareholders	(3,098)	(10,375)	3,120	(5,978)	(8,417)
Non-controlling interests	5,407	(3,186)	6,305	(1,761)	(6,292)

	2,309	(13,561)	9,425	(7,739)	(14,709)

Net income (loss) per share attributable to the
Company's shareholders (in $)

Basic net income (loss)	(0.13)	(0.38)	0.09	(0.22)	(0.34)

Diluted net income (loss)	(0.13)	(0.38)	0.09	(0.22)	(0.34)

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Comprehensive Income

	For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Unaudited				Audited
	$ thousands

Net income (loss)	2,309	(13,561)	9,425	(7,739)	(14,709)

Other comprehensive income (loss) (after tax):

Loss from financial assets measured at fair value through other comprehensive income, net	(1,333)	(15,046)	(1,086)	(9,009)	(16,146)
Transfer to the statement of income in respect of available for sale financial assets	-	782	-	1,197	782
Foreign currency translation differences for foreign operations	(53)	(1,200)	(139)	(620)	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	-	(1,200)
Actuarial loss from defined benefit plan	-	-	-	-	(81)
Group's share of other comprehensive income (loss) of associates	-	(4)	-	1	237

Total other comprehensive loss	(1,386)	(15,468)	(1,225)	(8,431)	(14,504)

Total comprehensive income (loss)	923	(29,029)	8,200	(16,170)	(29,213)

Attributable to:
Company's shareholders	(4,481)	(25,543)	1,905	(14,255)	(23,433)
Non-controlling interests	5,404	(3,486)	6,295	(1,915)	(5,780)

	923	(29,029)	8,200	(16,170)	(29,213)

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at January 1, 2012 (Audited) (*)	9,573	190,378	351	(10,013)	(29)	1,221	1,175	(19,047)	173,609	20,474	194,083

Total comprehensive income (loss)	-	-	-	(1,333)	(50)	-	-	(3,098)	(4,481)	5,404	923
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	336	336
Expiration of share-based payment instruments	-	-	-	-	-	-	(695)	695	-	-	-
Purchase of shares of subsidiary from non-controlling interests	-	-	-	-	-	(303)	-	-	(303)	(111)	(414)
Investment in subsidiary by RDC	-	-	-	-	-	117	-	-	117	(117)	-
Dividend to equity holders of the Company	-	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-	-	-	-	-	-	-	-	-	(8,871)	(8,871)

Balance at
June 30, 2012	9,573	190,378	351	(11,346)	(79)	1,035	480	(36,450)	153,942	17,115	171,057

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interest	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at January 1, 2011 (Audited) (*)	9,573	190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

Total comprehensive loss (*)	-	-	-	-	(1,478)	(900)	-	(12,790)	-	(10,375)	(25,543)	(3,486)	(29,029)
Share-based payments in respect of awards issued by subsidiaries (**)	-	-	-	-	-	-	104	-	-	-	104	93	197
Expiration of share-based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(76)	-	-	-	-	-	76	-	-	-
Increase in the non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Non-controlling interests arising from initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	(90)	(90)

Balance at June 30, 2011 (*)	9,573	190,378	351	74	(80)	(1,128)	184	(8,830)	1,175	(21,235)	170,462	20,555	191,017

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.
(**)	Including effects of expiration and exercise of share based payment instruments of subsidiaries.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Unaudited
	$ thousands

Balance at April 1, 2012	9,573	190,378	351	(10,260)	50	1,221	1,175	(25,265)	167,223	19,771	186,994

Total comprehensive income (loss)	-	-	-	(1,086)	(129)	-	-	3,120	1,905	6,295	8,200
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	-	-	-	148	148
Expiration of share-based payment instruments	-	-	-	-	-	-	(695)	695	-	-	-
Purchase of shares of subsidiary from non-controlling interests	-	-	-	-	-	(303)	-	-	(303)	(111)	(414)
Investment in subsidiary by RDC	-	-	-	-	-	117	-	-	117	(117)	-
Dividend to equity holders of the Company	-	-	-	-	-	-	-	(15,000)	(15,000)	-	(15,000)
Dividend paid by a subsidiary to non-controlling interests	-	-	-	-	-	-	-	-	-	(8,871)	(8,871)

Balance at
June 30, 2012	9,573	190,378	351	(11,346)	(79)	1,035	480	(36,450)	153,942	17,115	171,057

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interest	Revaluation reserve from consolidation of subsidiaries	Capital reserve for available for sale financial assets	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited
	$ thousands

Balance at April 1, 2011 (*)	9,573	190,378	351	112	1,628	(663)	124	(2,726)	1,194	(15,314)	184,657	22,488	207,145

Total comprehensive loss (*)	-	-	-	-	(1,708)	(465)	-	(6,104)	-	(5,978)	(14,255)	(1,915)	(16,170)
Share-based payments in respect of awards issued by subsidiaries (**)	-	-	-	-	-	-	60	-	-	-	60	(18)	42
Expiration of share-based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary in stages	-	-	-	(38)	-	-	-	-	-	38	-	-	-

Balance at June 30, 2011 (*)	9,573	190,378	351	74	(80)	(1,128)	184	(8,830)	1,175	(21,235)	170,462	20,555	191,017

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.
(**)	Including effects of expiration and exercise of share based payment instruments of subsidiaries.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Changes in Equity (Cont.)

	Attributable to the Company's shareholders
	Issued capital	Share Premium	Capital reserve for transaction with controlling interests	Revaluation reserve from consolidation of subsidiaries	Capital reserve for financial assets measured at fair value through other comprehensive income	Capital reserve from translation differences	Capital reserve from transactions with non- controlling interests	Capital reserve for available for sale financial assets held for Sale	Accumulated deficit from share based payments	Accumulated deficit	Total	Non- controlling interests	Total equity

	Audited
	$ thousands

Balance at January 1, 2011 (*)	9,573	190,378	351	150	1,398	(228)	80	3,960	1,194	(10,955)	195,901	23,569	219,470

Total comprehensive income (loss) (*)	-	-	-	-	(1,537)	199	-	(13,834)	-	(8,261)	(23,433)	(5,780)	(29,213)
Share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	115	-	-	-	115	600	715
Expiration of share-based payments in respect of awards issued by subsidiaries	-	-	-	-	-	-	1,026	-	-	-	1,026	(1,026)	-
Expiration of share-based payment instruments	-	-	-	-	-	-	-	-	(19)	19	-	-	-
Reclassification of revaluation reserve in respect of acquisition of subsidiary achieved in stages	-	-	-	(150)	-	-	-	-	-	150	-	-	-
Increase in non-controlling interest due to additional investment in subsidiary	-	-	-	-	-	-	-	-	-	-	-	469	469
Change in non-controlling interests due to sale of a subsidiary	-	-	-	-	-	-	-	-	-	-	-	1,378	1,378
Classification of non-current assets as held for sale	-	-	-	-	(9,874)	-	-	9,874	-	-	-	-	-
Non-controlling interests created due to initially consolidated companies	-	-	-	-	-	-	-	-	-	-	-	1,264	1,264

Balance at
December 31, 2011 (*)	9,573	190,378	351	-	(10,013)	(29)	1,221	-	1,175	(19,047)	173,609	20,474	194,083

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows

	For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Unaudited				Audited
	$ thousands

Cash flows from operating activities
Net income (loss)	2,309	(13,561)	9,425	(7,739)	(14,709)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	45	586	23	296	1,334
Financial expenses (income), net	(65)	(61)	72	108	(186)
Stock based compensation and changes in liability in respect of options	320	161	139	1	1,009
Decrease in fair value of financial assets measured at fair value	1,317	246	1,185	197	60
Gain from sale of investments in available for sale financial assets	-	(543)	-	(128)	(543)
Gain (loss) from sale of property and equipment	-	(6)	-	(6)	1
Loss from impairment of investments and financial assets	-	393	-	393	5,846
Loss from write down of inventory	-	-	-	-	3,953
Decrease in fair value of convertible debentures	-	514	-	223	669
Gain from disposal and revaluation of investee companies and changes in holdings, net	(16,082)	(4,211)	(16,595)	(2,837)	(34,605)
Equity in losses of associates, net	4,991	5,546	1,807	3,133	10,374
Taxes on income (tax benefit)	(161)	-	(161)	-	602
Other	(284)	-	(340)	112	849
	(9,919)	2,625	(13,870)	1,492	(10,637)

Changes in Assets and Liabilities:
Decrease (increase) in trade receivables	-	(696)	-	826	(699)
Decrease (increase) in other accounts receivables	384	678	(294)	(219)	2,058
Decrease (increase) in inventories	99	342	-	1,064	(1,310)
Increase (decrease) in liabilities in respect of government grants	(257)	(325)	58	(447)	89
Increase (decrease) in trade payables	(91)	(1,057)	(229)	(1,024)	217
Increase (decrease) in other accounts payables	28	799	882	(663)	(1,859)
	163	(259)	417	(463)	(1,504)

Cash paid and received during the period for:
Interest paid	(89)	(325)	(89)	(299)	(468)
Interest received	154	386	17	191	654
	65	61	(72)	(108)	186

Net cash used in operating activities	(7,382)	(11,134)	(4,100)	(6,818)	(26,664)

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Consolidated Statements of Cash Flows (Cont.)

	For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Unaudited				Audited
	$ thousands
Cash flows from investment activities
Purchase of property and equipment	(23)	(492)	(6)	(350)	(958)
Investment in associates and other companies	(4,341)	(7,248)	(500)	(4,613)	(12,899)
Purchase of intangible assets	-	(9)	-	(9)	(9)
Proceeds from sale of property and equipment	-	11	-	11	27
Proceeds from sale of investments in subsidiaries net of cash disposed of due to deconsolidation	39,440	-	39,440	-	13,139
Proceeds from sale of Starling's operation	-	-	-	-	8,201
Proceeds from sale of associates and other companies	250	53	171	-	286
Distribution of partnership's profits	-	-	-	-	230
Proceeds from sale of financial assets measured at fair value	1,708	1,562	1,086	261	1,562
Acquisition of investments in subsidiaries less cash acquired	-	668	-	-	668
Investments in deposits	(472)	(26)	(472)	(16)	(26)
Proceeds from long term deposits	-	-	-	-	398

Net cash provided by (used in) investment activities	36,562	(5,481)	39,719	(4,716)	10,619

Cash flows from financing activities
Receipt of government grants	1,050	388	195	29	1,518
Repayment of government grants	-	(219)	-	-	(4,943)
Investment of non-controlling interests in subsidiaries	-	469	-	-	469
Dividend paid to non-controlling interests	(8,871)	-	(8,871)	-	-
Purchase of shares of subsidiary from non-controlling interests	(414)	-	(414)	-	-
Receipt of long-term loans from banks and others	5,000	1,000	5,000	1,000	3,250
Repayment of other long-term loans and liabilities	(3,339)	(100)	(3,339)	(75)	(224)
Repayment of convertible debentures	-	(1,356)	-	(1,356)	(3,877)
Short-term credit from banks and others, net	-	1,054	-	551	1,858
Net cash provided by (used in) financing activities	(6,574)	1,236	(7,429)	149	(1,949)
Exchange rate differences in respect of cash and cash equivalents	293	(1,441)	91	(509)	1,517

Increase (decrease) in cash and cash equivalents	22,899	(16,820)	28,281	(11,894)	(16,477)
Cash and cash equivalents as of beginning of the period	40,062	56,539	34,680	51,613	56,539

Cash and cash equivalents as of end of the period	62,961	39,719	62,961	39,719	40,062

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

The accompanying notes are an integral part of the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 1 – General

Elron Electronic Industries Ltd. ("Elron" or "the Company") is a high technology operational holding company with holdings in private and public companies in various technology fields such as medical devices and other fields. The Company is an Israeli-resident company incorporated in Israel, traded on the Tel-Aviv Stock Exchange, its main trade market, and the Over-The-Counter market in the United States. Its registered address is 3 Azrieli Center, Triangle Tower, 42nd floor, Tel Aviv.

The Company's controlling shareholder is Discount Investment Corporation Ltd. ("DIC"), an Israeli-resident company, traded on the Tel-Aviv Stock Exchange. DIC holds an approximately 50.46% interest in the Company as of June 30, 2012.

DIC's parent company is IDB Development Corporation Ltd. ("IDB"), which is wholly-owned by IDB Holding Corporation Ltd. The control nucleus of Elron is comprised of Ganden Holdings Ltd., Manor Holdings B.A. Ltd. and Avraham Livnat Ltd., which have a voting agreement between their subsidiaries regarding their main holdings and join control of IDB Holding Corporation Ltd. Mr. Nochi Dankner is the ultimate controlling shareholder, through Ganden Holdings Ltd.

The accompanying consolidated financial statements have been prepared as of June 30, 2012, and for the six and three months then ended ("interim consolidated financial statements") in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") in condensed format. The interim consolidated financial statements are presented in U.S. dollars, the Company's functional currency, and are rounded to the nearest thousand. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2011 and the year then ended and accompanying notes ("the annual consolidated financial statements").

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies

A.	Basis of presentation

The interim consolidated financial statements were prepared in accordance with generally accepted accounting policies for the preparation of financial statements for interim periods as prescribed in  IAS 34 – Interim Financial Reporting, and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies followed in the preparation of the interim consolidated financial statements are identical to those applied in preparation of the annual consolidated financial statements, with the exception of the following:

IFRS 7 - Financial Instruments: Disclosures

The amendment to IFRS 7 ("The Amendment") states new and extensive disclosure requirements for derecognizing financial assets and disclosure requirements regarding irregular transfers made near the reporting date. The objective of the amendment is to assist the users of the financial statements to assess the risk exposures arising from transfers of financial assets and the effect of these risks on the Company's financial position. The amendment is designed to enhance the reporting transparency of transactions involving transfers, specifically transactions for the securitization of financial assets. The amendment is implemented commencing on January 1, 2012.

The necessary disclosures, if needed, will be included in the Company's financial statements, once applicable.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS

The Company early adopted the first phase (Phase I) of IFRS 9 (2009), "Financial Instruments" ("the Standard"), commencing January 1, 2012. The standard is a part of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement". As allowed by the standard, the Company has elected to restate comparative information.

Presented hereunder are the significant accounting policies applied for financial assets, starting January 1, 2012, for financial assets that were not derecognized as of the date of initial application of the standard:

1.	Initial recognition

Financial instruments are recognized initially at fair value plus any directly attributable transaction costs, unless they are subsequently measured at fair value.

2.	Subsequent measurement

After the initial recognition, the Company measures its financial assets at amortized cost or at fair value, as follows:

a)	Financial assets measured at amortized cost

In subsequent periods, a financial asset is measured at amortized cost, using the effective interest method while deducting any impairment losses, if both of the following conditions are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

-	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, the Company may designate a debt instrument that meets both of the abovementioned conditions as measured at fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency ("accounting mismatch") that would have otherwise arisen.

With regard to impairment, the Company assesses at each reporting period whether there is any objective evidence of impairment. There is objective evidence of impairment whenever one or more events has occurred after initial recognition that has a negative impact on the estimated future cash flows. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulties and default on interest or principal payments. The amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset's original effective interest rate.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

In subsequent periods, the previously recognized impairment loss is reversed when the increase in value can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal is credited to the statement of income up to the amount of the previously recognized impairment loss.

b)	Financial assets measured at fair value

Subsequent measurement of all debt instruments not measured at amortized cost is at fair value through profit or loss.

Financial assets that are equity instruments are measured in subsequent periods at fair value and the changes will be recognized in the statement of income or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis.

If the equity instruments are held for trading, they must be measured at fair value through profit or loss.

When an entity changes its business model for managing financial assets, it shall reclassify all affected financial assets in order to reflect this change.

With regard to financial assets measured at fair value through other comprehensive income, gains, losses and impairment are not recognized in the statement of income, even upon disposal. Changed in fair value of these assets are credited to "Reserve from financial assets measured at fair value through other comprehensive income". Income from dividends from these assets is recognized in the statement of income, unless it clearly represents return of part of the investment's cost.

The Company has elected to restate its financial statements as of June 30, 2011 and December 31, 2011, for the six and three months periods ended June 30, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), as if the policy had always been applied.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Effects of early adoption of IFRS 9 on the Company's financial statements:

Statements of financial position:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands

As of June 30, 2011 (unaudited):

Investments in associates	111,081	6	111,087
Capital reserves	10,075	(19,504)	(9,429)
Accumulated deficit	(39,569)	19,509	(20,060)
Equity attributable to the Company's shareholders	170,457	5	170,462
Non-controlling interests	20,554	1	20,555

As of December 31, 2011 (audited):

Investments in associates	111,405	275	111,680
Capital reserves	9,022	(17,492)	(8,470)
Accumulated deficit	(35,600)	17,728	(17,872)
Equity attributable to the Company's shareholders	173,373	236	173,609
Non-controlling interests	20,435	39	20,474

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statements of income:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands (except for gain (loss) per share data)

For the six months period ended June 30, 2011 (unaudited):

Gain from disposal and revaluation of investee companies, and changes in holdings, net	2,411	1,800	4,211

Financial expenses	956	246	1,202

Other expenses (income), net	9,972	(8,831)	1,141

Net income (loss)	(23,946)	10,385	(13,561)

Net income (loss) attributable to the Company's shareholders	(20,760)	10,385	(10,375)

Basic net income (loss) per share (in $)	(0.73)	0.35	(0.38)

Diluted net income (loss) per share (in $)	(0.73)	0.35	(0.38)

For the three months period ended June 30, 2011 (unaudited):

Gain from disposal and revaluation of investee companies, and changes in holdings, net	1,037	1,800	2,837

Financial expenses	427	197	624

Other expenses (income), net	10,336	(8,831)	1,505

Net income (loss)	(18,173)	10,434	(7,739)

Net income (loss) attributable to the Company's shareholders	(16,412)	10,434	(5,978)

Basic net income (loss) per share (in $)	(0.57)	0.35	(0.22)

Diluted net income (loss) per share (in $)	(0.57)	0.35	(0.22)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statements of income (Cont.):

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands (except for gain (loss) per share data)

For the year ended December 31, 2011 (audited):

Gain (loss) from disposal and revaluation of investee companies, and changes in holdings, net	35,815	(1,210)	34,605

Financial income	1,504	254	1,758

Financial expenses	3,859	314	4,173

Other expenses (income), net	19,434	(9,874)	9,560

Net income (loss)	(23,313)	8,604	(14,709)

Net income (loss) attributable to the Company's shareholders	(17,021)	8,604	(8,417)

Basic net income (loss) per share (in $)	(0.63)	0.29	(0.34)

Diluted net income (loss) per share (in $)	(0.63)	0.29	(0.34)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statements of comprehensive income:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands

For the six months period ended June 30, 2011 (unaudited):
Loss from financial assets measured at fair value through other comprehensive income, net	(4,661)	(10,385)	(15,046)

Group's share of other comprehensive income (loss)of associates	(33)	29	(4)

Total other comprehensive loss	(5,112)	(10,356)	(15,468)

Total comprehensive income (loss)	(29,058)	29	(29,029)

Attributable to:

Company's shareholders	(25,568)	25	(25,543)

Non-controlling interests	(3,490)	4	(3,486)

For the three months period ended June 30, 2011 (unaudited):

Gain (loss) from financial assets measured at fair value through other comprehensive income, net	1,425	(10,434)	(9,009)

Group's share of other comprehensive income (loss)of associates	(33)	34	1

Total other comprehensive income (loss)	1,969	(10,400)	(8,431)

Total comprehensive income (loss)	(16,204)	34	(16,170)

Attributable to:

Company's shareholders	(14,284)	29	(14,255)

Non-controlling interests	(1,920)	5	(1,915)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statements of comprehensive income (Cont.):

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands
For the year ended December 31, 2011 (audited):

Loss from financial assets measured at fair value through other comprehensive income, net	(7,542)	(8,604)	(16,146)

Group's share of other comprehensive income (loss)of associates	(61)	298	237

Total other comprehensive loss	(6,198)	(8,306)	(14,504)

Total comprehensive income (loss)	(29,511)	298	(29,213)

Attributable to:

Company's shareholders	(23,689)	256	(23,433)

Non-controlling interests	(5,822)	42	(5,780)

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Statement of changes in equity:

	As previously reported	Effect of early adoption of the Standard	As presented in these financial statements
	$ thousands

As of January 1, 2011 (audited):

Capital reserve for available-for-sale financial assets	10,293	(10,293)	-

Capital reserve for financial assets measured at fair value through other comprehensive income	-	1,398	1,398

Capital reserve from classification of available-for-sale financial assets as held for sale	4,209	(4,209)	-

Capital reserve from classification of financial assets as held for sale	-	3,960	3,960

Accumulated deficit	(18,885)	9,124	(9,761)

Equity attributable to the Company's shareholders	195,921	(20)	195,901

Non-controlling interests	23,572	(3)	23,569

Total equity	219,493	(23)	219,470

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

B.	Early adoption of IFRS (Cont.)

Presented hereunder are the effects of change in significant accounting policies as a result from initial application of the standard on the Company's financial assets as of January 1, 2012 (the date of initial application of the standard):

	Classification under IAS 39	Balance in financial statements according to IAS 39	Classification under IFRS 9	Balance in financial statements according to IFRS 9
	$ thousands
Financial assets

Cash and cash equivalents	Loans and receivables	40,062	Amortized cost	40,062
Other accounts receivable	Loans and receivables	23,284	Amortized cost	23,284
Other accounts receivable	Fair value through profit or loss	1,272	Fair value through profit or loss	1,272
Other long-term receivables	Loans and receivables	5,308	Amortized cost	5,308
Investment in shares	Available for sale financial assets held for sale	3,155	Financial asset at fair value through profit or loss held for sale	3,155
Investment in shares	Available for sale financial assets	14,898	Fair value through profit or loss	14,898
Investment in shares (1)	Available for sale financial assets	2,626	Fair value through comprehensive income	2,626

(1)
Mainly investment in Enablence Technologies Inc. ("Enablence") shares – As the investment in Enablence shares was not carried out as part of the Company's ordinary investment activities, and in light of the fact that the Enablence shares were received in the sale transaction of Teledata Networks Ltd., the Company decided to classify this investment under the group of financial assets that are measured at fair value through other comprehensive income.

C.	Disclosure of new IFRS in the period prior to their adoption

IFRS 9 - Financial Instruments

In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities ("the Update"). According to the provisions of these amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities for which the fair value option had not been chosen (designated at fair value through profit or loss). Namely, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The adjustments arising from these amendments affect the measurement of a liability for which the fair value option had been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value - attributed to changes in credit risk - will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

Furthermore, according to the amendments, derivative liabilities in respect of certain unquoted equity instruments can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of IFRS 9 regarding the classification and measurement of financial assets (the asset stage). First-time adoption of these amendments will be done retrospectively by giving necessary disclosure or restating comparative data, subject to the exemptions provided by the amendments.

The Company is evaluating the update's adoption's expected effects on its financial statements.

A suite of new accounting standards regarding consolidation of financial statements and other issues

In May 2011 the IASB issued a new suite of new accounting standards regarding consolidation of financial statements and related issues. The new suite of standards replaces existing standards regarding consolidation of financial statements and joint arrangements and includes a number of changes with respect to investments in associates.

Presented hereunder is a summary of the new standards that were issued:

1.
IFRS 10Consolidated Financial Statements ("IFRS 10") - IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements (IAS 27R (Revised 2011), Separate Financial Statements). IFRS 10 introduces a new single control model for determining whether an investor controls an investee and should therefore consolidate it, (this model is implemented with respect to all investees, including investees that currently fall into the requirements of SIC 12). According to the model, an investor controls an investee when it is (1) exposed, or has rights, to variable returns from its involvement with that investee, (2) has the ability to affect those returns through its power over that investee and (3) the ability to use its power over the investee by affecting   the investor's return. In addition, IFRS 10 states that 'De facto' power should be considered when assessing control. This means that the existence of De facto control could require consolidation. When assessing control, all substantive potential voting rights will be taken into account. The structure, reasons for existence and conditions of potential voting rights should be considered. IFRS 10 is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is early adopted, meaning also the two additional standards that were issued– IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

2.
IFRS 11Joint Arrangements ("IFRS 11") - IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 12 disclosure of involvement with other entities.

3.
IAS 28R,Investments in Associates and Joint Ventures ("IAS 28R") - IAS 28R replaces the requirements of IAS 28 Investments in Associates, as a result of the publication of IFRS 11, as mentioned above. IAS 28R states, among other things, that IFRS 5 applies on an investment, or a portion of an investment, in an associate or a joint venture, that meets the criteria to be classified as held for sale. Until the disposal of the portion of the investment that has been classified as held for sale, the equity method continues to be applied on the portion of the investment that has not been classified as held for sale. Early adoption is permitted providing that disclosure is provided and that the entire consolidation suite is adopted at the same time, meaning also the additional standards published – IFRS 10 consolidated financial statements, IFRS 11 Joint Arrangements and IFRS 12 disclosure of involvement with other entities.

4.
IFRS 12Disclosure of Involvement with Other Entities ("IFRS 12") - IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the entire consolidation suite is adopted at the same time, meaning also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards. The Company is evaluating the standards' adoption's expected effects on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

Amendments to IFRS 10, IFRS 11 and IFRS 12 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities:

In June 2012, the IASB issued amendments to IFRS 10, "Consolidated Financial Statements" ("IFRS 10"), IFRS 11, "Joint Arrangements" ("IFRS 11") and IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12") (collectively, "the amendments"). The amendments include clarification of the transition guidance in IFRS 10.

The amendments provide relief in the application of the transition guidance in IFRS 10, IFRS 11 and IFRS 12 and permit adjustment of comparative data for only one year. The adjustment of comparative data for earlier periods is permitted but not required. The amendments also eliminate the requirement to disclose comparative data for previous periods in respect of unconsolidated structured entities.

The amendments become effective starting from the financial statements for annual periods beginning on January 1, 2013, which is the effective date of IFRS 10, IFRS 11 and IFRS 12.

The Company is evaluating the aforementioned standards' adoption's possible impact on the financial statements.

IFRS 13 - Fair Value Measurement ("IFRS 13")

In May 2011 the IASB issued IFRS 13. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 applies to assets, liabilities and an entity’s own equity instruments that, under other IFRSs, are required or permitted to be measured at fair value or when disclosure of fair value is provided. Nevertheless, IFRS 13 does not apply to share based payment transactions within the scope of IFRS 2 - Share-Based Payment, and leasing transactions within the scope of IAS 17 - Leases. IFRS 13 does not apply to measurements that are similar to but are not fair value (such as the measurement of the net realizable value of inventory, and the measurement of value in use, in accordance with IAS 36 - Impairment of Assets). IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. The Company is evaluating the standard adoption's possible impact on the financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 2 – Significant Accounting Policies (Cont.)

C.	Disclosure of new IFRS in the period prior to their adoption (Cont.)

IAS 1 - Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income. The amendment changes the presentation of items of other comprehensive income ("OCI") in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Income and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after January 1, 2013. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided. The necessary disclosures will be included in the Company's annual and interim consolidated financial statements, once applicable.

IAS 32 - Financial Instruments: Presentation and IFRS 7 - Financial Instruments: Disclosure:

In December 2011, the IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off"). Among others, the amendments to IAS 32 prescribe that the right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. The amendments to IAS 32 also state that in order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right  to expire.

Simultaneously in December 2011, the IASB issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights of set-off and related arrangements (such as collateral agreements), the composition of amounts that are set off, and amounts subject to enforceable master netting arrangements  that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter. Earlier application is permitted, but disclosure of early adoption is required as well as the disclosures required by the amendments to IFRS 7 as described above. The amendments to IFRS 7 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements. The required disclosures pursuant to the amendments to IFRS 7 will be included in the Company's financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period

A.	Starling

Starling Advanced Communications Ltd. ("Starling") provided mobile SATCOM broadband connectivity solutions for aircraft and ground vehicles prior to selling its assets and ceasing the remainder of its operations. Starling's shares were traded on the Tel Aviv Stock Exchange until their delisting during the reporting period (as detailed below) (STLG).

Starling is a subsidiary whose outstanding shares, as of the reporting date, were approximately 46% held by Elron, and approximately 54% held by RDC – Rafael Development Corporation Ltd. ("RDC"), Elron's subsidiary.

In May 2012, a merger transaction was completed whereby an Israeli private company, wholly owned by Elron and RDC, which was founded shortly before the merger agreement was signed and which had no business activity, was merged with and into Starling, in accordance with the eighth section of the Israeli Companies Law, 1999 (the "Companies Law"). The registered shareholders of Starling's shares on the record date, apart from Elron and RDC, transferred their Starling shares to Elron and RDC in consideration for NIS 0.87 (approximately $0.23) for each ordinary share. Starling's shares were delisted from trading on May 15, 2012, on which date Starling became a private company. The aggregate merger consideration amounted to approximately NIS 1,600 thousand (approximately $420) which was paid by Elron and RDC in proportion to each party's respective post-merger holdings in Starling.

In June 2012, it was decided to voluntarily liquidate Starling. In August 2012, subsequent to the reporting date, a liquidator was appointed to Starling.

B.	Wavion

Wavion Inc. ("Wavion") provides outdoor Wi-Fi base station solutions which provide increased coverage and capacity, enhanced penetration, and immunity to interference as compared with conventional Wi-Fi access points. Prior to its sale (see below), Elron directly held approximately 67% of Wavion's outstanding shares.

As mentioned in Note 3.C.2.c to the annual consolidated financial statements, in November 2011, the sale of all the shares of Wavion to Alvarion Ltd. was completed. Pursuant to the sale agreement, an amount of up to $3,750 out of the sale consideration was contingent upon Wavion achieving a certain revenue milestone in the fourth quarter of 2011 (the "Contingent Consideration").

In April 2012, the Company received an additional consideration of approximately $1,272 on account of the Contingent Consideration, out of the total Contingent Consideration of approximately $2,720 paid to the recipients of the transaction proceeds. This consideration was recognized in 2011 as a gain from disposal of investee companies in the statement of income.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 3 – Material Changes During the Reporting Period (Cont.)

C.	Kyma

Kyma Medical Technologies Ltd. ("Kyma") is developing a remote patient monitoring (RPM) solution for Congestive Heart Failure (CHF) patients. Kyma is a subsidiary of Elron whose outstanding shares, as of the reporting date, were approximately 70% held by RDC.

In September 2011, RDC and Kyma signed an investment agreement, according to which RDC will invest $2,500 in Kyma in three installments during 2012.

In January 2012, RDC advanced the first installment in the amount of $500, following which its holding in Kyma's outstanding shares increased to approximately 67%.

In June 2012, RDC advanced the second installment in the amount of $1,000, following which its holding in Kyma's outstanding shares increased to approximately 70%.

The third installment is expected to be advanced to Kyma during the third quarter of 2012. Following the completion of the entire investment, RDC's holding in Kyma's outstanding shares is expected to increase to approximately 73%.

D.	NuLens

NuLens Ltd. ("NuLens") is developing intra-ocular lenses, or IOLs, designed to provide accommodation for all distances.

As of the reporting date, Elron holds approximately 35% of NuLens's outstanding shares. NuLens is accounted for under the equity method of accounting.

As mentioned in Note 3.C.1.d) to the annual consolidated financial statements, in June 2011, NuLens signed an investment agreement with its shareholders, including Elron, to invest an aggregate amount of $4,000 in NuLens in two payments. The first payment in the amount of approximately $2,400 took place immediately, of which Elron's share was approximately $1,000. The second installment was advanced in January 2012, of which Elron's share was approximately $1,480.

E.	BrainsGate

BrainsGate Ltd. ("BrainsGate") is developing a minimally invasive treatment platform for patients suffering from Central Nervous System diseases. As of the reporting date, Elron held approximately 29% of BrainsGate's outstanding shares. BrainsGate is accounted for under the equity method of accounting.

As mentioned in Note 3.C.1.g) to the annual consolidated financial statements, in July 2011, BrainsGate signed an investment agreement with its major shareholders, including Elron ("the Major Shareholders"), whereby approximately $20,000 is to be advanced in three installments in consideration for Preferred D shares and warrants for Preferred D shares. The first installment in the amount of approximately $6,700 was advanced immediately in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400.

In January 2012, the second installment in the amount of approximately $6,700 was advanced to BrainsGate in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. Following the second installment, Elron's holding in BrainsGate's outstanding shares increased from approximately 27% to 29%, and to 25% on a fully diluted basis.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

E.	BrainsGate (Cont.)

In July 2012, subsequent to the reporting date, the third installment in the amount of approximately $6,700 was advanced to BrainsGate in consideration for 8,743,525 preferred D shares and 2,185,884 warrants to Preferred D shares. Elron's share in this amount was approximately $2,400. Following the third installment, Elron's holding in BrainsGate's outstanding shares increased from approximately 29% to 30%, and to 27% on a fully diluted basis.

F.	Aqwise

Aqwise – Wise Water Technologies Ltd. ("Aqwise") provides biological water and wastewater treatment solutions for the industrial and municipal markets. As of the reporting date, Elron held approximately 34% of Aqwise's outstanding shares and the investment in Aqwise was accounted for under the equity method of accounting.

In July 2012, subsequent to the reporting date, Aqwise signed an investment and share sale transaction with its shareholders and a third party (the "Investor"), according to which an amount of $4,500 was invested in Aqwise. In addition, as part of the transaction, the Investor purchased a portion of Aqwise's other shareholders' shares, including Elron. Upon the completion of the transaction, Aqwise repaid the loan which was granted to it by its shareholders (of which Elron's share was approximately $350). In addition, Elron received an amount of approximately $1,550 in consideration for the sale of a portion of its holding in Aqwise to the Investor. Following the completion of the said transaction, Elron's holding in Aqwise's outstanding shares is approximately 19.8%, and approximately 18% on a fully diluted basis. Accordingly, since the Company has lost its significant influence over Aqwise, starting from the financial statements for the third quarter of 2012, the remaining investment will be presented as an investment in a financial asset measured at fair value and the changes in its fair value will be recognized in profit or loss. In the third quarter, Elron is expected to recognize a gain in the amount of approximately $4,000, under line item, Gain from disposal and revaluation of investee companies and changes in holdings, net.

According to the aforementioned, as of the reporting date, the portion of the investment which was sold, in the amount of approximately $500,  met the conditions set forth in IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and was presented in the statement of financial position under Assets held for sale.

G.	Medingo

Medingo Ltd. ("Medingo") is engaged in the development of an insulin micro-pump for people with diabetes.

As mentioned in Note 3.C.2.b) to the annual consolidated financial statements, in May 2010, the sale of Medingo to F. Hoffmann-La Roche Ltd. (the "Acquirer") was completed. Pursuant to the sale agreement, in addition to the cash consideration received in the transaction, operational milestones were defined whose achievement, according to the sale agreement, entitled the selling shareholders, including Elron and RDC, to an additional aggregate consideration of up to $40,000 ("Contingent Consideration"). In addition, according to the sale agreement, an amount of $27,000 was held in escrow for a period of up to 24 months to cover mainly potential indemnification payments which may be due from the selling shareholders in connection with breaches, if any, of the sale agreement and certain potential claims relating to Medingo, if any (the "Escrow Deposit").

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

G.	Medingo (Cont.)

In May 2012, the parties to the sale agreement signed a supplement to the sale agreement (the "Supplement"), according to which, as final consideration in lieu of the selling shareholders' right under the original sale agreement to all the contingent consideration payments, the Acquirer will pay the selling shareholders an aggregate lump sum of $19,000 (the "Immediate Consideration"), on May 29, 2012 (which immediately follows the original expiration date of the Escrow Deposit).

On May 29, 2012, the Escrow Deposit in the amount of $27,000 was paid to the selling shareholders and the Immediate Consideration in the amount of $19,000 was also paid to the selling shareholders. Elron's and RDC's share in the Escrow Deposit was approximately $2,700 and $19,900, respectively. Elron's and RDC's share in the Immediate Consideration was approximately $1,400 and $14,100, respectively. As a result, Elron recorded in the second quarter of 2012 a net gain (attributable to the Company's shareholders) from of its share in the Immediate Consideration of approximately $8,500 (a consolidated net gain of approximately $15,600), under line item, Gain from disposal and revaluation of investee companies, and changes in holdings, net in the income statement.

Under the Supplement, it is stated that the Acquirer informed Elron that Medingo is not expected to achieve the first of the said operational milestones, which achievement, according to the original sale agreement, would have entitled, the selling shareholders to $15,000 out of the aggregate Contingent Consideration.

H.	RDC

RDC is a holding company consolidated by Elron. Elron holds 50.1% of RDC's outstanding shares, through DEP Technology Holdings Ltd. ("DEP"), a subsidiary fully owned by Elron.

RDC seeks to identify technological projects and invest in companies that will either commercialize military technologies of Rafael Advanced Defense Systems Ltd. ("Rafael"), which holds 49.9% of RDC's outstanding shares, or that will benefit from Rafael's technology and know-how.

As mentioned in Note 3.C.2.d) to the annual consolidated financial statements, in May 2011, RDC signed a loan agreement with Elron and Rafael in the aggregate amount of up to $10,000, of which Elron's share is $5,000. An amount of $6,500 in respect of the loan was advanced to RDC during 2011, of which Elron's share was $3,250.

In June 2012, RDC's entire debt to its shareholders (Elron and Rafael) was prepaid. Elron's share in the payment of loan and interest was approximately $3,300, similar to Rafael's share.

On June 11, 2012, RDC distributed a cash dividend in the aggregate amount of approximately $17,800. Elron's share in such dividend amounted to approximately $8,900. The balance of the dividend amount in the amount of $8,871 was distributed to Rafael and accordingly was recorded in the statement of changes in equity as a dividend paid by a subsidiary to non-controlling interests.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

I.	Navitrio

Navitrio Ltd. ("Navitrio"), a subsidiary of Elron, was founded in order to incubate projects and to invest in companies based on technologies in the fields of electronic commerce, mobile applications, cloud computing applications, social networks, medical and pharmaceutical digital applications and other related fields.

Elron directly holds 80% of Navitrio's outstanding shares, and is the sole financer of Navitrio's operations.

In April 2012, Elron invested $1,000 in Navitrio. The investment did not result in any change to Elron's holdings of Navitrio's outstanding shares.

J.	Notal

Notal Vision Inc. ("Notal") provides a system and services for remote monitoring from home of AMD patients at risk of vision loss, for the early detection of important visual changes. As of the reporting date, Elron held approximately 21% of Notal's outstanding shares and approximately 16% on a fully diluted basis. The investment in Notal is accounted for as financial investment measured at fair value. Elron's holding including voting rights immediately exercisable or convertible is approximately 18%.

In June 2012, Notal signed an investment agreement with its major shareholders, including Elron, whereby approximately $5,000 is to be advanced in two installments in consideration for Preferred C shares and warrants for Preferred C shares. This agreement is an extension of the investment agreement signed in October 2010, as detailed in Note 3.C.1.h) to the annual consolidated financial statements. The first installment in the amount of $2,000 was advanced in consideration for 1,877,913 Preferred C shares and 469,478 warrants for Preferred C shares. Elron's share in this amount was approximately $500.

According to the agreement, the major shareholders are obligated to advance the second installment upon Notal achieving certain cumulative conditions as stipulated in the agreement. Following the second installment, Elron's holding in Notal's outstanding shares is expected to be approximately 22% and approximately 18% on a fully diluted basis.

K.	CartiHeal

CartiHeal (2009) Ltd. ("CartiHeal") is developing a novel and comprehensive implant for repair of articular cartilage and osteochondral defects.

In January 2012, CartiHeal signed an investment agreement with some of its shareholders whereby approximately $5,000 is to be advanced in two installments in consideration for Preferred D shares. The first installment in the amount of $2,500 was advanced immediately. In July 2012, subsequent to the reporting date, Elron joined the existing investment agreement between CartiHeal and its shareholders and invested the second installment in the amount of $2,500 in CartiHeal, instead of such existing shareholders, in consideration for Preferred D shares and warrants for Preferred D shares.

Following the aforementioned investment, Elron holds approximately 23% of CartiHeal's outstanding shares.  Accordingly, commencing from the third quarter of 2012, the investment in CartiHeal will be accounted for under the equity method of accounting.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

L.	Cloudyn

Cloudyn Software Ltd. ("Cloudyn") develops software for the optimization of resources and costs related to the cloud environment. Cloudyn is a subsidiary of Elron whose outstanding shares, as of the reporting date, were approximately 42% held by Navitrio.

As mentioned in Note 3.C.2.h) to the annual consolidated financial statements, in November 2011, Cloudyn and Navitrio signed an investment agreement, according to which Navitrio will invest in Cloudyn an amount of up to $1,300 in three installments. The first installment, in the amount of $500 was advanced to Cloudyn immediately.

In April 2012, Navitrio advanced to Cloudyn the second installment in the amount of $500. As a result of the said investment, as of the reporting date, Navitrio holds approximately 42% of Cloudyn's outstanding shares and 51% of Cloudyn's voting rights.

After the third installment will be advanced (which is conditional upon Cloudyn achieving certain milestones as stipulated in the agreement), Navitrio is expected to hold approximately 43% of Cloudyn's outstanding shares.

M.	Credit Line

As mentioned in Note 15 (4) to the annual consolidated financial statements, in November 2011, Elron entered into an agreement with Silicon Valley Bank (the "Bank") to receive a credit line in the amount of $30,000 for a period of up to 18 months. According to the terms of the credit agreement, at the time the credit line is actually utilized, the Company will pledge shares of Given Imaging Ltd. ("Given") directly held by it in an amount equal to maintain a 3.25 ratio of the market value of the pledged shares to the amount of credit utilized ("the Coverage Ratio"). Should the Coverage Ratio decrease below 3, the Company shall be required either to pledge additional Given shares or repay a portion of the credit utilized in order to maintain the Coverage Ratio.

In April 2012, the Company drew down a loan in the amount of $5,000 from the aforementioned credit line. To secure the loan, and according to the credit agreement, a pledge was placed on the Company's holdings in 1,130,000 Given shares in favor of the Bank, which then represented approximately 3.7% of Given's outstanding shares.

As of the reporting date and as of August 10, 2012, the Coverage Ratio is approximately 3.6 and 3.2, respectively.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 3- Investments in investees (Cont.)

N.	Dividend Distribution

On June 25, 2012, the Company declared a dividend in the amount of approximately $15,000 (approximately $0.51 per share). In July 2012, subsequent to the reporting date, the dividend was paid to the Company's shareholders.

Note 4 – Contingent Liabilities

For details regarding pending contingent liabilities and claims against the Company and its group companies as of the date of approval of the interim consolidated financial statements, see Note 19 to the annual consolidated financial statements, approved for publication on March 13, 2012.

Further to the description in Note 19A.1 to the annual consolidated financial statements, on May 28, 2012 the Supreme Court handed down a judgment in which it partially accepted the appeal filed by the plaintiffs regarding the District Court's rejection of the motion to approve their claim as a "class action" against the various defendants including the Company.  In the said judgment, it was determined, inter alia, that the motion for approval of the claim as a "class action" was accepted with some modifications and directions as to the conduct of the proceeding as detailed in the Judgment and that the case is being returned to the District Court to conduct the claim as a "class action" against all of the defendants, including the Company and its former officers as detailed in the said judgment. The cause of action alleged against the Company is minority oppression of the minority shareholders of Elscint, such that control of Elscint was sold to someone who is anticipated to exploit the assets of the company in an unequal manner ("Sabotage Sale"). The Company denies the allegations against it in the action.

The Company has made a provision in its financial statements of an immaterial amount, which according to the estimation of the Company's management, based, inter alia, on the opinion of its legal advisors, is sufficient to cover the financial resources that may be required of it in order to expunge the claim, if any.

Note 5 – Inclusion of the financial statements of associate companies accounted for under the equity method of accounting

The Company did not include condensed data or the financial statements of Given, a material associate company, as it reports in accordance with the reporting obligations under chapter E3 to the Israel Securities Law (1968).

The Company is enclosing the financial statements of Pocared Diagnostics Ltd. , material associate company, to these financial statements.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 6 –
Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970

	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to shareholders of the company	Equity attributable to non-controlling interests
	$ thousands
As of June 30, 2012 (unaudited)
BrainsGate Ltd.	12,549	207	12,756	2,166	2,117	4,283	8,473	-
NuLens Ltd.	1,104	941	2,045	640	2,109	2,749	(704)	-

As of June 30, 2011 (unaudited)
BrainsGate Ltd.	4,567	280	4,847	1,895	27	1,922	2,925	-
NuLens Ltd.	2,874	1,218	4,092	1,056	487	1,543	2,549	-

As of December 31, 2011 (audited)
BrainsGate Ltd.	8,079	274	8,353	2,290	621	2,911	5,442	-
NuLens Ltd.	1,034	999	2,033	734	936	1,670	363	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 6 –
Summarized data of the financial statements of certain associate companies, unadjusted to the Group's rate of holdings in conformity with the Israeli Securities regulations (Periodic and Immediate Reports), 1970

	Revenues	Gross profit	Operating loss	Loss from continuing operations	Loss for the period	Loss attributable to shareholders of the company	Loss attributable to non-controlling interests
	$ thousands
For the six months period ended June 30, 2012 (unaudited)
BrainsGate Ltd.	-	-	(3,205)	(3,384)	(3,384)	(3,384)	-
NuLens Ltd.	-	-	(1,617)	(2,688)	(2,688)	(2,688)	-

For the six months period ended June 30, 2011 (unaudited)
BrainsGate Ltd.	-	-	(3,442)	(3,219)	(3,219)	(3,219)	-
NuLens Ltd.	-	-	(2,423)	(2,442)	(2,442)	(2,442)	-

For the three months period ended June 30, 2012 (unaudited)
BrainsGate Ltd.	-	-	(1,459)	(1,889)	(1,889)	(1,889)	-
NuLens Ltd.	-	-	(763)	(1,335)	(1,335)	(1,335)	-

For the three months period ended June 30, 2011 (unaudited)
BrainsGate Ltd.	-	-	(1,969)	(1,918)	(1,918)	(1,918)	-
NuLens Ltd.	-	-	(1,204)	(1,212)	(1,212)	(1,212)	-

For the year ended December 31, 2011 (audited)
BrainsGate Ltd.	-	-	(7,536)	(7,605)	(7,605)	(7,605)	-
NuLens Ltd.	-	-	(4,409)	(5,030)	(5,030)	(5,030)	-

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 7 – Components of comprehensive income (loss)

Six months period ended June 30, 2012 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net income (loss)	(3,098)	-	-	(3,098)	5,407	2,309
Loss from financial assets measured at fair value through other comprehensive income	-	(1,333)	-	(1,333)	-	(1,333)
Foreign currency translation differences for foreign operations	-	-	(50)	(50)	(3)	(53)

Total other comprehensive loss	-	(1,333)	(50)	(1,383)	(3)	(1,386)

Total comprehensive income (loss)	(3,098)	(1,333)	(50)	(4,481)	5,404	923

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 7 - Components of comprehensive income (loss) (Cont.)

Six months period ended June 30, 2011 (unaudited) (*)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income held-for-sale	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(10,375)	-	-	-	(10,375)	(3,186)	(13,561)
Loss from available-for-sale financial assets	-	(15,024)	(22)	-	(15,046)	-	(15,046)
Transfer to the statement of income in respect of available-for-sale financial assets	-	2,234	(1,452)	-	782	-	782
Foreign currency translation differences for foreign operations	-	-	-	(900)	(900)	(300)	(1,200)
Group's share of other comprehensive loss of associates	-	-	(4)	-	(4)	-	(4)

Total other comprehensive loss	-	(12,790)	(1,478)	(900)	(15,168)	(300)	(15,468)

Total comprehensive loss	(10,375)	(12,790)	(1,478)	(900)	(25,543)	(3,486)	(29,029)

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 7 – Components of comprehensive income (loss) (Cont.)

Three months period ended June 30, 2012 (unaudited)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Net income	3,120	-	-	3,120	6,305	9,425
Loss from financial assets measured at fair value through other comprehensive income	-	(1,086)	-	(1,086)	-	(1,086)
Foreign currency translation differences for foreign operations	-	-	(129)	(129)	(10)	(139)

Total other comprehensive loss	-	(1,086)	(129)	(1,215)	(10)	(1,225)

Total comprehensive income (loss)	3,120	(1,086)	(129)	1,905	6,295	8,200

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 7 - Components of comprehensive income (loss) (Cont.)

Three months period ended June 30, 2011 (unaudited) (*)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income held-for-sale	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(5,978)	-	-	-	(5,978)	(1,761)	(7,739)
Loss from available-for-sale financial assets	-	(8,753)	(256)	-	(9,009)	-	(9,009)
Transfer to the statement of income in respect of available-for-sale financial assets	-	2,649	(1,452)	-	1,197	-	1,197
Foreign currency translation differences for foreign operations	-	-	-	(465)	(465)	(155)	(620)
Group's share of other comprehensive income of associates	-	-	-	-	-	1	1

Total other comprehensive loss	-	(6,104)	(1,708)	(465)	(8,277)	(154)	(8,431)

Total comprehensive loss	(5,978)	(6,104)	(1,708)	(465)	(14,255)	(1,915)	(16,170)

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

Elron Electronic Industries Ltd.

Notes to the Interim Consolidated Financial Statements
(USD in thousands, except for price per share and number of shares)

Note 7 - Components of comprehensive income (loss) (Cont.)

Year ended December 31, 2011 (audited) (*)

	Attributable to the Company's shareholders
	Accumulated deficit	Reserve for financial assets measured at fair value through other comprehensive income held for sale	Reserve for financial assets measured at fair value through other comprehensive income	Adjustments arising from translating financial statements of foreign operations	Total	Non-controlling interests	Total
	$ thousands

Loss	(8,417)	-	-	-	(8,417)	(6,292)	(14,709)
Loss from financial assets measured at fair value through other comprehensive income	-	(16,068)	(78)	-	(16,146)	-	(16,146)
Available-for-sale financial assets classified to the statement of income	-	2,234	(1,452)	-	782	-	782
Adjustments arising from translating financial statements of foreign operations	-	-	-	1,399	1,399	505	1,904
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	(1,200)	(1,200)	-	(1,200)
Actuarial loss from defined benefit plans	(54)	-	-	-	(54)	(27)	(81)
Group's share of net other comprehensive income (loss) of companies accounted for under the equity method	210	-	(7)	-	203	34	237

Total other comprehensive income (loss)	156	(13,834)	(1,537)	199	(15,016)	512	(14,504)

Total comprehensive income (loss)	(8,261)	(13,834)	(1,537)	199	(23,433)	(5,780)	(29,213)

(*)	Retroactive adjustment, see Note 2.B regarding adoption of new standards.

Elron Electronic Industries Ltd.

ANNEX TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(USD in thousands)

A.	Details regarding investments in the interim consolidated financial statements as of June 30, 2012

	Rate of holdings in equity						Consolidated carrying value of investment	Market value of investment
	Elron (1)	RDC	Consoli-dated rate of holdings in equity	Elron's effective rate of holdings in equity (2)	Fully diluted consolidated rate of holdings	Elron's fully diluted effective rate of holdings (2)	June 30, 2012	June 30, 2012	August 10, 2012
	%						$ thousands
Investments in investee companies

Subsidiaries:

Starling Advanced Communications Ltd.	46.45	53.55	100.00	73.28	97.50	71.45	2,762	-	-
Sync-Rx Ltd.	-	87.43	87.43	43.80	78.10	39.13	(557)	-	-
Navitrio Ltd.	80.00	-	80.00	80.00	80.00	80.00	355	-	-
Cloudyn Software Ltd.	42.55	-	42.55	34.04	40.00	32.00	326	-	-
Kyma Medical Technologies Ltd.	-	70.25	70.25	35.20	57.72	28.92	1,795	-	-
SmartWave Medical Ltd.	-	100.00	100.00	50.10	89.50	44.84	(88)	-	-

Associates:
Given Imaging Ltd.	22.00	8.61	30.60	26.31	25.84	22.21	102,606	149,544	128,722
Aqwise – Wise Water Technologies Ltd.	34.03	-	34.03	34.03	29.95	29.95	2,149	-	-
NuLens Ltd.	34.72		34.72	34.72	29.84	29.84	(97)	-	-
BrainsGate Ltd.	28.86	-	28.86	28.86	25.24	25.24	1,574	-	-
Pocared Diagnostics Ltd.	40.84	-	40.84	40.84	36.97	36.97	3,585	-	-
Plymedia Inc.	27.22	-	27.22	27.22	21.38	21.38	-	-	-

Other investments:
Notal Vision Inc.	20.91	-	20.91	20.91	16.47	16.47	2,946	-	-
Jordan Valley Semiconductors Ltd.	18.83	-	18.83	18.83	16.95	16.95	13,300	-	-
Atlantium Technologies Inc.	8.56		8.56	8.56	7.71	7.71	131	-	-
InnoMed Ventures L.P.	13.92	-	13.92	13.92	N/A	N/A	256	-	-
Enablence Technologies Inc.	6.61	-	6.61	6.61	6.17	6.17	150	150	155
Whitewater Ltd.	2.90	-	2.90	2.90	1.45	1.45	1,077	-	-
Wave Systems Corp. (3), (4)	0.24	-	0.24	0.24	N\A	N\A	129	129	75	(5)

1)	Including holding through Elron's fully-owned subsidiaries and through Navitrio.
2)	Elron's effective holdings include holdings by RDC multiplied by 50.10% and holdings by Navitrio multiplied by 80%.
3)	Includes shares held in escrow.
4)	The value of Wave Systems Corp.'s shares is determined by their quoted price on the Nasdaq, net of the discount element in respect of the lock-up period during which they cannot be sold.
5)	Includes only Wave Systems Corp.'s shares held in escrow. The remaining shares held by Elron were sold by the date of approval of these statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

U.S. DOLLARS IN THOUSANDS

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Re:	Auditors report on review to the Shareholders of Pocared Diagnostics LTD (a development stage company)

We have reviewed the accompanying financial information of Pocared Diagnostics Ltd. and its subsidiary (a development stage company) (together "the Company") which comprises the condensed balance sheet  as of June 30, 2012 and the related condensed consolidated statements of operations, changes in shareholders' equity (deficiency) and cash flows for the six and three months period ended June 30, 2012 and for the period from January 1, 2005 (date of inception) through June 30, 2012. This condensed financial information is the responsibility of the Company's management.

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial information referred to above in order for them to be in conformity with United States generally accepted accounting principles.

The accompanying financial information has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the condensed consolidated financial statements, the Company has incurred losses in the amount of $ 1,310 and $ 3,142 thousand during three and six month period ended June 30, 2012, respectively, has an accumulated deficit during the development stage of $ 51,519 thousand as of June 30, 2012, and has an accumulated negative cash flow from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern (Management's plans in regard to these matters are described in Note 1c). The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company unable to continue as a going concern.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 5, 2012	A Member of Ernst & Young Global

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2012	2011	2011
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$4,897	$5,897	$6,337
Short-term bank deposit	550	2,900	2,011
Restricted cash	90	82	76
Inventory	846	157	1,253
Advances to supplier	-	376	-
Accounts receivable	196	43	184

Total current assets	6,579	9,455	9,861

PROPERTY AND EQUIPMENT, NET	793	588	802

LONG-TERM DEPOSIT	18	13	18

Total assets	$7,390	$10,056	$10,681

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,		December 31,
	2012	2011	2011
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:

Trade payables	$96	$51	$208
Employees and payroll accruals	209	230	234
Accrued expenses	195	216	283

Total current liabilities	500	497	725

CONVERTIBLE PREFERRED SHARES (Note 4)
Preferred A shares, NIS 0.001 par value; Authorized: 1,500,000 share as of June 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 1,333,333 shares as of June 30, 2012, 2011 (unaudited) and December 31, 2011;	300	300	300
Preferred B shares, NIS 0.001 par value; Authorized: 1,550,000 share as of June 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 1,507,341 shares as of June 30, 2012, 2011 (unaudited) and December 31, 2011;	1,634	1,634	1,634
Preferred C shares, NIS 0.001 par value; Authorized: 1,000,000 share as of June 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 760,501 shares as of June 30, 2012, 2011 (unaudited) and December 31, 2011;	1,280	1,280	1,280
Preferred D, D-1, and D-2 shares, NIS 0.001 par value; Authorized: 9,660,000 share as of June 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 9,573,601 shares as of June 30, 2012, 2011 (unaudited) and December 31, 2011;	25,288	25,228	25,288
Preferred E shares, NIS 0.001 par value; Authorized: 11,000,000 share as of June 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 10,413,052 shares as of June 30, 2012, 2011 (unaudited) and December 31, 2011;	6,548	6,548	6,458
Preferred F shares, NIS 0.001 par value; Authorized: 44,000,000 share as of June 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 37,172,831 shares as of June 30, 2012 (unaudited) and December 31, 2011 and 31,002,032 shares as of June 30,2011 (unaudited);	22,462	18,729	22,462

Liquidation preference of Preferred shares as of June 30, 2012 amounted to $ 89,536.	57,512	53,719	57,512

SHAREHOLDERS' EQUITY (DEFICIENCY):

Ordinary shares, NIS 0.001 par value; Authorized: 100,000,000 share as of June 30, 2012, 2011 (unaudited) and December 31, 2011; Issued and outstanding: 2,000,000 shares as of June 30, 2012, 2011 (unaudited) and December 31, 2011;	4	4	4
Additional paid-in capital	893	770	817
Deficit accumulated during the development stage	(51,519)	(44,934)	(48,377)

Total shareholders' deficiency	(50,622)	(44,160)	(47,556)

Total liabilities and shareholders' deficiency	$7,390	$10,056	$10,681

The accompanying notes are an integral part of the interim consolidated financial statements.

August 2, 2012
Date of approval of the financial statements	Avi Ludomirski Chairman of the Board	Jonathan Gurfinkel Chief Executive Officer	Michal Mendelevich levy Finance Manager

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands
	Six months ended June 30,		Three months ended June 30,		Year ended December 31,	Period from January 1, 2005 (inception date) through June 30,
	2012	2011	2012	2011	2011	2012
	Unaudited					Unaudited

Operating expenses:

Research and development	$2,009	$1,170	$1,253	$585	$3,784	$42,987
Marketing	143	-	89	-	244	387
General and administrative	979	991	440	555	1,538	7,468

Operating loss	3,131	2,161	1,782	1,140	5,566	50,842
Financial expenses (income), net	(16)	(61)	35	(22)	(47)	574

Loss before income taxes	3,115	2,100	1,817	1,118	5,519	51,416
Income taxes	27	13	15	8	37	103

Net loss	$3,142	$2,113	$1,832	$1,126	$5,556	$51,519

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	-	-	2,000,000	4	-	-	4
Issuance of Preferred A shares (at $0.22), net	1,333,333	300	-	-	-	-	-
Stock-based compensation related to options granted to service providers	-	-	-	-	6	-	6
Net loss		-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	1,333,333	300	2,000,000	4	6	(669)	(659)

Issuance of Preferred B shares (at $1.08), net	1,507,341	1,634	-	-	-	-	-
Issuance of preferred C shares (at $1.68)	760,501	1,280	-	-	-	-	-
Stock based compensation related to options granted to service providers	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	3,601,175	3,214	2,000,000	4	51	(2,587)	(2,532)

Issuance of Preferred D shares (at $2.29)	2,982,896	6,832	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	6,584,071	10,046	2,000,000	4	158	(10,145)	(9,983)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)

STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands, except share data

	Convertible Preferred shares		Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2007	6,584,071	$10,046	2,000,000	$4	$158	$(10,145)	$(9,983)

Issuance of Preferred D shares(at $2.32),	1,606,176	3,735	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	8,190,247	13,781	2,000,000	4	276	(28,215)	(27,935)

Conversion of convertible loan to Preferred D-1 shares	4,924,722	14,700	-	-	-	-	-
Exercise of option granted to service provider	59,807	21	-	-	-	-	-
Issuance of Preferred E shares(at $0.63),	10,413,052	6,548	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	(10,653)	(10,653)

Balance as of December 31, 2009	23,587,828	35,050	2,000,000	4	419	(38,868)	(38,445)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	(3,953)	(3,953)

Balance as of December 31, 2010	23,587,828	35,050	2,000,000	4	593	(42,821)	(42,224)

Issuance of Preferred F shares (at $0.605)	21,928,376	13,250	-	-	-	-	-
Conversion of convertible loan into Preferred F shares (at $0.605)	15,244,456	9,212	-	-	-	-	-
Stock based compensation related to options granted to service providers and employees	-	-	-	-	224	-	224
Net loss	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	60,760,660	57,512	2,000,000	4	817	(48,377)	(47,556)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	76	-	76
Net loss	-	-	-	-	-	(3,142)	(3,142)

Balance as of June 30, 2012	60,760,660	$57,512	2,000,000	$4	$893	$(51,519)	$(50,622)

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD. AND ITS SUBSIDIARY
(A development stage company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,	Period from January 1, 2005 (inception date) through June 30,
	2012	2011	2012	2011	2011	2012
	Unaudited					Unaudited
Cash flows from operating activities:
Net loss	$(3,142)	$(2,113)	$(1,832)	$(1,126)	$(5,556)	$(51,519)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	107	68	55	36	156	372
Increase in interest on convertible loan	-	-	-	-	-	941
Revaluation of restricted cash	1	-	4		6	7
Stock-based compensation related to employees and service providers	76	117	36	65	224	893
Decrease (increase) in inventory	407	(67)	500	1	(1,163)	(846)
Increase in advances to supplier	-	(376)	-	(376)	-	-
Decrease (increase) in accounts receivable	(12)	172	(11)	219	21	(196)
Increase in long-term deposit	-	(4)	-	-	(9)	(18)
Increase (decrease) in trade payables	(112)	(102)	(33)	17	55	96
Increase (decrease) in accrued expenses	(88)	36	37	27	103	195
Increase (decrease) in employees and payroll accruals	(25)	43	2	27	47	209

Net cash used in operating activities	(2,788)	(2,226)	(1,242)	(1,110)	(6,116)	(49,866)

Cash flows from investing activities:
Investment in restricted cash	(15)	-	(15)	-	-	(97)
Proceeds from short-term time deposit	2,011	-	270	-	-	2,011
Investment in short-term time deposit	(550)	(2,900)	(550)	(2,900)	(2,011)	(2,561)
Purchase of property and equipment	(98)	(148)	(12)	(90)	(450)	(1,165)

Net cash provided by (used in) investing activities	1,348	(3,048)	(307)	(2,990)	(2,461)	(1,812)

Cash flows from financing activities:
Proceeds from convertible loan	-	-	-	-	-	22,982
Proceeds from issuance of Preferred shares, net	-	9,496	-	3,723	13,239	33,593

Net cash provided by financing activities	-	9,496	-	-	13,239	56,575

Increase (decrease) in cash and cash equivalents	(1,440)	4,222	(1,549)	(377)	4,662	4,897
Cash and cash equivalents at beginning of period	6,337	1,675	6,446	6,274	1,675	-

Cash and cash equivalents at end of period	$4,897	$5,897	$4,897	$5,897	$6,337	$4,897

Non-cash financing information:
Issuance of Preferred shares upon conversion of a convertible loan	$-	$9,223	$-	$9,223	$9,223	$9,223
Issuance of Preferred shares upon account receivables	$-	$10	$-	$10	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-       GENERAL

a.
Pocared Diagnostics Ltd. ("the Company") was founded in 2004 and began its operation in January 2005. The Company has developed an innovative technological platform for fully automated, real-time diagnosis of contaminants suspended in liquids. The Company develops a real-time, fully automated laboratory based system for the in-vitro diagnostics (IVD) industry, and specifically for the microbiology market.

The Company's technology and System address the demands for greater throughput and test accuracy. The Company's testing platform can analyze different types of specimens, including urine, swabs, sputum, blood, CSF and feces. The first application to be released is for diagnosis of Urinary Tract Infection. The Company's system is at development stage and it is not available for use at the US.

b.
On January 1, 2008, the Company's wholly-owned subsidiary, Pocared Diagnostics, Inc. ("the Subsidiary"), commenced operations in the USA. Accordingly, Pocared Diagnostics, Inc. is consolidated from the date mentioned above in the Company's financial statements.

The Company and the Subsidiary are parties to a service agreement under which all research and development expenditures incurred by the Subsidiary are reimbursed by the Company on a cost-plus basis.

c.
Since its inception, the Company has devoted substantially most of its efforts to business planning, research and development. In addition, the Company has not generated revenues. Accordingly, the Company is considered to be in the development stage, as defined in ASC 915 "Development Stage Entities".

The Company has incurred losses in the amount of $ 1,310 and  $ 3,142 during the  three and six months period ended June 30, 2012, respectively, has an accumulated deficit during the development stage of $ 51,519 as of June 30, 2012 and has accumulated negative cash flow from operating activities.

The Company plans to continue to finance its operations, as it has in the past, through the private placements. The Company cannot, however, give any assurance that it will in the future continue to be successful in obtaining such additional necessary financing.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

a.
Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

b.
Financial statements in U.S. dollars:

The Company's financing activities including previous years loans and equity transactions are incurred in U.S. dollars. The majority of the Company's expenses are currently paid in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts.  Transactions and balances denominated in a currency other than US dollars have been remeasured to U.S. dollars in accordance with ASC 830. All transaction gains and losses from re measurement of monetary balance sheet items denominated in currencies other than US dollars are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Inter-company balances and transactions including profits from inter-company sales not yet realized have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

e.	Restricted cash:

Restricted cash is primarily invested in highly liquid deposits, which mature within one year. These deposits are used as security for credit cards and rented premises.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. As of June 30, 2012, the bank deposits were in NIS and bore interest at a interest rate of 2.3%-3%. The deposits are presented at their cost, including accrued interest.

g.	Inventories:

The Company manages its inventory according to the FIFO method.

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Work in progress is based on the cost of raw materials and components used, and the costs of production including labor are calculated on a periodic basis.

Raw materials are based on cost of purchase.

Inventory write-offs have been provided to cover risks arising from dead and slow moving items, technological obsolescence and excess inventories according to revenue forecasts. During the three and six month ended June 30, 2012, the Company recorded $ 0 (zero) and $ 522 (respectively) write offs of inventory under research and development cost.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

	%	Mainly

Computers, peripheral equipment and software	33	-
Lab equipment	15-50	15%
Leasehold improvements	20	-
Office furniture and equipment	7-15	7%
Communication equipment	15	-

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset (or an asset group) to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of June 30, 2012, no impairment losses have been identified.

j.	Research and development costs:

Research and development costs are charged to expenses as incurred.

k.	Severance pay:

The Company's liability for severance pay for all employees located in Israel is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof.

Pursuant to Section 14 of the Severance Compensation Law, 1963 ("Section 14"), all employees of the Company are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made on their behalf with insurance companies. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

l.	Fair value of financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, restricted cash, short-term deposits, prepaid expenses and other accounts receivable, trade payables, accrued expenses and employees and payroll accruals approximate their fair value due to the short-term maturities of such instruments.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted ASC 820 which clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

 The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

m.	Accounting for share-based compensation:

The Company accounts for options granted to employees under the fair value recognition provision of ASC 718, "Stock Compensation" which requires the use of an option valuation model to measure the fair value of options at the date of grant, in order to recognize it as an expense over the requisite service period. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from those estimates.

The fair value of each options award is estimated on the grant date using the Black-Scholes-Merton model noted in the following table:

	2011	2010

Dividend yield	0%	0%
Expected volatility	80%	80%
Risk-free interest	0.96%-1.53%	0.87%
Expected life	4.75 years	5.5 years

Expected volatility was calculated based upon the industry volatility of high-tech companies.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The expected option term represents the period during which the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by Staff Accounting  Bulletin No. 110 ("SAB 110") as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Federal Reserve rates plus a market. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

In accordance with ASC 505-50, "Equity-Based Payments to Non-Employees", the Company records compensation expenses equal to the fair value of options granted to non-employees over the period of service, which is generally the vesting period.

n.	convertible preferred shares:

Since the Company board of directors has the exclusive right to approve a redemption event, and since the Company board of directors controlled by preferred shareholders, all of the preferred shares have been presented outside of permanent equity in accordance of the EITF Topic D-98, "Classification and Measurement of Redeemable Securities". The Company values since it is uncertain whether or when a redemption event will occur. Subsequent adjustment to increase the carrying value to redemption values will be made when it become probable that such redemption will occur.

o.	Income taxes:

The Company and its subsidiary account for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740") . This Statement prescribes the use of the liability method whereby deferred Tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiary to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and accounts receivables.

Cash and cash equivalents and restricted cash are invested in major banks in Israel and the U.S.A. Management believes that the financial institutions that hold the Company's investments are institutions with a high credit standing and, accordingly, minimal credit risk exists with respect to these investments.

NOTE 3:-       UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements have been prepared in accordance with accounting United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months period ended June 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012.

NOTE 4:-	CONVERTIBLE PREFERRED SHARES

a.
The Company's Amended and Restated Articles of Association authorize the issuance of shares of series A, B, C, D, E and F convertible preferred shares. The Article of Association ("AOA") states that the convertible preferred shares are not redeemable, they include certain contingent provisions (deemed liquidation events) that may trigger distribution of cash upon events that are not in the Company's control and that do not result in final liquidation of the Company (e.g., change in control). Based on ASC 480-10-S99, as redemption of the Company's convertible preferred shares is considered outside of the Company's control (since the board of directors is controlled by the preferred shareholders), all the convertible preferred shares have been classified outside of shareholders deficit in Company's  consolidated balance sheets and consolidated statements of changes in convertible preferred shares and shareholders' deficit.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES (Cont.)

b.	Significant terms of convertible preferred share are as follows:

Voting rights

The preferred shares shall have the same voting rights as Ordinary shares  The holders are entitled to one vote for each share of ordinary share unto which the share be converted. The holders of the convertible share and ordinary share vote together and not as separate classes.

Dividends

In the event of any declaration of a Dividend by the Company, and provided that, immediately after such declaration and distribution of such Dividend the net cash balance of the Company shall be at least $15,000, then the cash or property available for distribution to the Shareholders shall be distributed or allocated among the Shareholders according to the order of preference:

(i)
The holders of Preferred F Shares shall be entitled to receive an amount equal to 200% of the Original Issue Price per Preferred F Share plus interest on the Original Issue Price at the rate of 8% per annum.

(ii)
after the Preferred F Dividend Preference has been paid in full the holders of Preferred E Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred E Share plus interest at the rate of 5% per annum.

(iii)
after the Preferred F and E Dividend Preference has been paid in full the holders of Preferred D, D-1 and D-2 Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred D, D-1 and D-2 Share plus interest at the rate of 5% per annum.

(iv)
after the Preferred F ,E, D, D-1 and D-2 Dividend Preference has been paid in full the holders of Preferred A, B and C Shares shall be entitled to receive an amount equal to the Original Issue Price per Preferred A, B and C Share plus interest at the rate of 5% per annum.

(v)
after payment in full of the all the Preferred Dividend Preference (F, E, D, D-1, D-2, C, B and A), the remaining Dividend Distribution available for distribution, if any, shall be distributed pro rata among all the holders of Ordinary Shares and Preferred Shares of the Company, on an as converted basis.

Liquidation

Until a Qualified IPO, in the event of any sale, liquidation, dissolution or winding up, either voluntary or involuntary bankruptcy, or reorganization of the Company (collectively, a “Liquidation Event”), or a Deemed Liquidation Event, then the assets or proceeds available for distribution to the Shareholders or otherwise payable to them in their capacity as such (the "Distributable Proceeds") shall be distributed or allocated among the Shareholders according to the following order of preference:

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES (Cont.)

(i)
the holders of Preferred F Shares shall be entitled to receive, from the Distributable Proceeds, on a pro rata basis amongst themselves, prior and in preference to any other securities of the Company, an amount equal to 200% of the Original Issue Price per Preferred F Share plus interest on the Original Issue Price at the rate of 8% per annum, compounded annually, from the Original Issue Date of such Preferred F Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred F Share but less any dividends previously received on such Preferred F Shares (collectively, the "Preferred F Preference Amount"). In the event that the Distributable Proceeds shall be insufficient for the distribution of the Preferred F Preference Amount in full to all of the holders of Preferred F Shares, then the Distributable Proceeds shall be distributed or allocated among the holders of Preferred F Shares on a pro rata pari passu basis in proportion to the amounts such holders would have received had the Distributable Proceeds been sufficient for the distribution in full of the Preferred F Preference Amount

(ii)
after the Preferred F Preference Amount has been paid in full and prior to any payments to other holders of  Preferred Shares, the holders of Preferred E Shares shall be entitled to receive, from the remaining Distributable Proceeds, , for each Preferred E Share held by them, the Original Issue Price per Preferred E Share plus interest at the rate of 5% per annum, compounded annually, from the Original Issue Date of such Preferred E Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all  declared but unpaid dividends on each Preferred E Share but less any dividends previously received on such Preferred E Shares (collectively, the "Preferred E  Preference Amount").

(iii)
after the Preferred F Preference Amount and the Preferred E Preference Amount have been paid in full the holders of Preferred D Shares, Preferred D-1 Shares and Preferred D-2 Shares as a group shall be entitled to receive, from the remaining Distributable Proceeds, for each Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share held by them, the Original Issue Price per Preferred D Share, Preferred D-1 Share or Preferred D-2 Share, as applicable, plus interest at the rate of 5% per annum, compounded annually, from the Original Issue Date of such Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred D Share, Preferred D-1 Share and/or Preferred D-2 Share but less any dividends previously received on such Preferred D Shares Preferred D-1 Share and Preferred D-2 Share (collectively, the "Preferred D,D-1,D-2  Preference Amount").

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES (Cont.)

(iv)
after the Preferred F Preference Amount, the Preferred E Preference Amount and the Preferred D,D-1,D-2 Preference Amount have been paid in full the holders of Preferred A ,B , C Shares as a group, shall be entitled to receive, from the remaining Distributable Proceeds, on a pro rata basis amongst themselves, for each Preferred A, B, C Share held by them, the Original Issue Price per Preferred A, B, C share as applicable, plus interest at the rate of 5%  per annum, compounded annually, from the Original Issue Date of such shares and until the date of the Liquidation Event or Deemed Liquidation Event, plus an amount equal to all declared but unpaid dividends on each Preferred A Shares, Preferred B Shares and Preferred C Shares, as applicable, but less any dividends previously received on such shares (collectively, the "Preferred A,B,C Preference Amount").

(v)
after payment in full of the Preferred F Preference Amount, the Preferred E Preference Amount, the Preferred D,D-1,D-2 Preference Amount and the Preferred A,B,C Preference Amount, the remaining Distributable Proceeds available for distribution, if any, shall be distributed or allocated pro rata among all the holders of Ordinary Shares and Preferred Shares of the Company, on an as converted basis.

Conversion

The Preferred Shareholders shall have conversion rights as follows:

Each Preferred Share shall be convertible, at the option of the holder of such share, at any time after the Original Issue Date of such share, into such number of fully paid and nonassessable Ordinary Shares of the Company as is determined by dividing the applicable Original Issue Price for such share by the Conversion Price at the time in effect for such share. The Conversion Price for each Preferred Share shall be subject to adjustment in accordance with any Recapitalization Event and pursuant to the anti-dilution provisions set forth herein.

Each Preferred Share shall automatically be converted into fully paid and non assessable Ordinary Shares by dividing the applicable Original Issue Price by the Conversion Price at the time in effect for such Preferred Share, immediately upon: (i) a Qualified IPO, or (ii) the consent in writing of the Majority Preferred Shareholders. In the event that prior to the Qualified IPO, the Company issues any Additional Securities (as defined below) at a price per share lower than the Conversion Price of any of the Preferred Shares in effect immediately prior to such issuance, then upon each such issuance, the Conversion Price of the relevant Preferred Shares shall be reduced, for no additional consideration, in accordance with Conversion Price Adjustments of Preferred Shares formula as defined in the Article Of Association  of the Company.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	CONVERTIBLE PREFERRED SHARES (Cont.)

c.	Share issuance:

1.
On January 10, 2011, the Company effected a private placement and issued 9,586,777 Preferred F shares in consideration of $ 5,800. According to the share purchase agreement, the Company will issue up to an additional 18,512,397 Preferred F shares in consideration of up to $ 11,200 in three equal quarterly installments starting April 1, 2011. On March 21, 2011, the Company's board of directors resolved to postpone the quarterly installments by 8 weeks. On March 31, 2011, the Company's shareholders approved the above mentioned postponement.

2.	On January 10, 2011, the convertible loan and accrued interest were converted into 15,244,456 Preferred F shares.

3.	On May 27, 2011 the Company received the second installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

4.	On September 8, 2011 the Company received the third installment (see c(1) above) and issued 6,170,799 shares in consideration of $ 3,733.

5.
On December 5, 2011, the Company's shareholders resolved to postpone the fourth installment to March 30, 2012. On March 22, 2012 the Company's board of directors resolved to postpone the fourth installment to November, 2012, notwithstanding the aforesaid if the performance issue is resolved at any time before such date the Company shall be authorized to immediately call the money and investors shall committed to make such investment. This board of director resolution is still subject to shareholders' approval.

NOTE 5:-	RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS"

a.
Share issuance:

According to International Financial Reporting Standards ("IFRS"), a convertible loan and its convertible element should be presented at its fair market value, based on its classification as a financial liability at Fair Value through profit and loss. According to U.S. GAAP, a convertible loan is presented at its nominal value. The Company's Convertible note had been accounted accordingly.

As of January 10, 2011 (see Note 4b(2)), the Company no longer had any convertible notes outstanding; therefore, no further adjustment between IFRS and U.S. GAAP) due to the convertible loan were deemed necessary.

b.
According to International Financial Reporting Standards ("IFRS"), the redemption convertible preferred shares should be presented as equity since the event may trigger the redemption are  in the control of the entity as the board approval is required and the board represents the Company according to IFRS. According to U.S. GAAP in accordance with EITF Topic D-98 the redeemable convertible preferred shares are presented outside of permanent equity, as further explain in Note 4a and Note 2n.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	RECONCILIATION TO "INTERNATIONAL FINANCIAL REPORTING STANDARDS" (Cont.)

 Based on this, the following adjustments are required to the financial statements:

c.	Reconciliations to balance sheets:

	June 30, 2012			June 30, 2011			December 31, 2011
	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS	U.S GAAP	Effect of transition to IFRS	IFRS
ASSETS

Total current assets	$6,579	$-	$6,579	$9,455	$-	$9,455	$9,861	$-	$9,861

Total non-current assets	601	-	601	601	-	601	820	-	820

Total assets	$10,056	$-	$10,056	$10,056	$-	$10,056	$10,681	$-	$10,681

LIABILITIES AND EQUITY

Total current liabilities	$500	$-	$500	$497	$-	$497	$725	$-	$725

convertible preferred shares	57,512	(57,512)	-	53,719	(53,719)	-	57,512	(57,512)	-

Total shareholders' equity (deficiency)	(50,622)	57,512	6,890	(44,160)	53,719	9,559	(47,556)	57,512	9,956

Total liabilities and shareholders' deficiency	$7,390	$-	$7,390	$10,056	$-	$10,056	$10,681	$-	$10,681

d.
Reconciliations to the statement of income, as of June 30, 2012 and 2011 and December 31, 2011 , since the redemption event is not probable no adjustment to the value under USGAAP has been recorded and therefore no income statement difference between USGAAP and IFRS exists.

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -      STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS

	Shareholders' deficiency attributable to equity holders of the parent
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		Preferred D, D-1 and D-2 shares		Preferred E shares		Preferred F shares		Additional paid-in	Deficit accumulated during the development	Total shareholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of January 1, 2005 (inception date)	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	-	$-	$-	$-	$-

Issuance of Ordinary shares, net in January 1, 2005	2,000,000	4	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4
Issuance of Preferred A shares (at $0.22), net	-	-	1,333,333	3	-	-	-	-	-	-	-	-	-	-	297	-	300
Stock-based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	6	-	6
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(669)	(669)

Balance as of December 31, 2005 (unaudited)	2,000,000	4	1,333,333	3	-	-	-	-	-	-	-	-	-	-	303	(669)	(359)

Issuance of Preferred B shares (at $1.08), net	-	-	-	-	1,507,341	3	-	-	-	-	-	-	-	-	1,631	-	1,634
Issuance of preferred C shares (at $1.68)	-	-	-	-	-	-	760,501	2	-	-	-	-	-	-	1,278	-	1,280
Stock based compensation related to options granted to service providers	-	-	-	-	-	-	-	-	-	-	-	-	-	-	45	-	45
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,918)	(1,918)

Balance as of December 31, 2006	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	-	-	-	-	-	-	3,257	(2,587)	682

Issuance of Preferred D shares(at $2.29)	-	-	-	-	-	-	-	-	2,982,896	7	-	-	-	-	6,825	-	6,832
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	107	-	107
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,558)	(7,558)

Balance as of December 31, 2007	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	2,982,896	7	-	-	-	-	10,189	(10,145)	63

POCARED DIAGNOSTICS LTD.
(A development stage company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY) ACCORDING TO IFRS (Cont.)

	Shareholders' deficiency attributable to equity holders of the parent
																Deficit accumulated	Total
									Preferred D, D-1						Additional	during the	shareholders'
	Ordinary shares		Preferred A shares		Preferred B shares		Preferred C shares		and D-2 shares		Preferred E shares		Preferred F shares		paid-in	development	equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	capital	stage	(deficiency)

Balance as of December 31, 2007	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	2,982,896	$7	-	$-	-	$-	$10,189	$(10,145)	$63

Issuance of Preferred D shares(at $2.32),	-	-	-	-	-	-	-	-	1,606,176	4	-	-	-	-	3,731	-	3,735
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	118	-	118
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(18,070)	(18,070)

Balance as of December 31, 2008	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	4,589,072	11	-	-	-	-	14,038	(28,215)	(14,154)

Conversion of convertible loan to preferred D-1 shares	-	-		-	-	-	-	-	4,924,722	49	-	-	-	-	17,531	-	17,580
Exercise of option granted to service provider	-	-	-	-	-	-	-	-	59,807	1	-	-	-	-	20	-	21
Issuance of Preferred E shares(at $0.63),	-	-	-	-	-	-	-	-	-	-	10,413,052	25	-	-	6,523	-	6,548
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	143	-	143
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,533)	(13,533)

Balance as of December 31, 2009	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,255	(41,748)	(3,395)

Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	174	-	174
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,679)	(3,679)

Balance as of December 31, 2010	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	-	-	38,429	(45,427)	(6,900)

Issuance of Preferred F shares (at $ 0.605)	-	-	-	-	-	-	-	-	-	-	-	-	37,172,832	104	22,084	-	22,188
Stock based compensation related to options granted to service providers and employees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	224		224
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,556)	(5,556)

Balance as of December 31, 2011	2,000,000	4	1,333,333	3	1,507,341	3	760,501	2	9,573,601	61	10,413,052	25	37,172,832	104	60,737	(50,983)	9,956

Stock based compensation related to options granted to service providers and employees															76		76
Net loss																(3,142)	(3,142)

Balance as of June 30, 2012	2,000,000	$4	1,333,333	$3	1,507,341	$3	760,501	$2	9,573,601	$61	10,413,052	$25	37,172,832	$104	$60,813	$(54,125)	$6,890

Elron Electronic Industries Ltd. English Translation of Financial Data from the Interim Consolidated Financial Statements Attributable to the Company As of June 30, 2012 Unaudited

Contents

Special report to the review of the separate interim financial information in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. ("the Company") as of June 30, 2012 and for the six and three months then ended. The Company's board of directors and management are responsible for the separate interim financial information. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information taken from the financial statements of an investee, whose assets less attributable liabilities net, totaled approximately $ 37 million as of June 30, 2012 and the earnings from the investee amounted to approximately $ 737 thousand and $ 838 thousand for the six and three months then ended, respectively. The financial statements of that company were reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of that company, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, in accordance with Regulation 38d to the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 6 to the separate interim financial information regarding the restatement of the financial statements for prior periods in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), "Financial Instruments", commencing January 1, 2012.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 12, 2012	A Member of Ernst & Young Global

Special Report according to Regulation 38D
Financial Data and Information from the Interim Consolidated Financial Statements
Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("separate data") are derived from the Company's Interim Consolidated Financial Statements as of June 30, 2012, and for the six and three months then ended ("interim consolidated financial statements"), which form part of the Company's periodic reports. The separate data are presented in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970.

The significant accounting policies followed in the preparation of the following separate data are identical to those applied in the preparation of the Company's consolidated annual financial statements for the year ended December 31, 2011 ("consolidated financial statements for 2011") and the Company's interim consolidated financial statements, apart from differences arising from compliance with the aforementioned regulations.

Presentation of transactions which were eliminated in the interim consolidated financial statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Company's interim consolidated financial statements.

In the separate data, such transactions are presented as follows:

■	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the interim consolidated financial statements.

■
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the interim consolidated financial statements.

■	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the interim consolidated financial statements.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	June 30		December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Current assets
Cash and cash equivalents	48,215	27,524	31,037
Other accounts receivable	3,024	7,973	5,194

	51,239	35,497	36,231

Assets held for sale	651	3,211	3,155

Non-current assets
Investments in subsidiaries and associates, net	188,576	215,563	188,572
Other investments measured at fair value	17,636	19,329	17,236
Property, plant and equipment, net	59	100	70
Other long-term receivables (Note 2)	220	1,866	5,394

	206,491	236,858	211,272

Total assets	258,381	275,566	250,658

(*)	Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Financial Position Attributable to the Company as of

	June 30		December 31
	2012	2011(*)	2011(*)
	Unaudited		Audited
	$ thousands

Current liabilities
Trade payables	99	156	102
Other accounts payables	11,168	20,891	1,821
Dividend payables (Note 4)	15,000	-	-

	26,267	21,047	1,923

Long-term liabilities
Loans from banks and others	5,000	-	-
Other long-term liabilities (Note 5)	73,172	84,057	75,126

	78,172	84,057	75,126

Total liabilities	104,439	105,104	77,049

Equity attributable to the Company's shareholders
Issued capital	9,573	9,573	9,573
Share premium	190,328	190,328	190,378
Capital reserves	(10,039)	(9,429)	(8,470)
Accumulated deficit	(35,970)	(20,060)	(17,872)

Total equity	153,942	170,462	173,609

	258,381	275,566	250,658

(*)	Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Arie Mientkavich	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer

Approval date of the interim consolidated financial statements: August 12, 2012

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Income Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Unaudited				Audited
	$ thousands

Income
Financial income	2,686	776	4,057	412	8,387

Cost and expenses
General and administrative expenses	1,998	2,039	997	1,055	4,880
Financial expenses	1,648	3,906	1,263	2,066	454
Other expenses (income), net	500	(28)	500	387	5,390

	4,146	5,917	2,760	3,508	10,724

	(1,460)	(5,141)	1,297	(3,096)	(2,337)

Gain from disposal of subsidiaries and associates, revaluation of investee companies and changes in holdings, net	1,904	3,413	2,405	2,395	31,458
Company's share of loss of subsidiaries and associates	(3,542)	(8,647)	(582)	(5,277)	(37,538)

Net income (loss) attributable to the Company's shareholders	(3,098)	(10,375)	3,120	(5,978)	(8,417)

(*)	Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Comprehensive Income Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Unaudited				Audited
	$ thousands

Net income (loss) attributable to the Company's shareholders	(3,098)	(10,375)	3,120	(5,978)	(8,417)

Other comprehensive income (loss):

Loss from financial assets measured at fair value through other comprehensive income, net	(1,333)	(15,108)	(1,086)	(8,838)	(16,211)
Transfer to the statement of income in respect of available for sale financial assets	-	910	-	1,325	910
Foreign currency translation differences for foreign operations	(50)	(528)	(125)	(272)	824
Foreign currency translation differences charged to the statement of income upon disposal of foreign operations	-	-	-	-	(1,200)

Total other comprehensive loss attributable to the Company	(1,383)	(14,726)	(1,211)	(7,785)	(15,677)

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	-	(442)	(4)	(492)	661

Total comprehensive income (loss) attributable to the Company's shareholders	(4,481)	(25,543)	1,905	(14,255)	(23,433)

(*)	Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company

	For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Unaudited				Audited
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(3,098)	(10,375)	3,120	(5,978)	(8,417)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:
Company's share of loss of subsidiaries and associates, net	3,542	8,647	582	5,277	37,538
Depreciation	14	18	7	8	32
Financial income, net	(135)	(523)	(16)	(382)	(721)
Stock based compensation and changes in liability in respect of call options	(16)	(36)	(9)	(41)	294
Loss from impairment of investments and financial assets	-	393	-	393	5,846
Gain from sale of property and equipment	-	(6)	-	(6)	(3)
Gain from sale of investments in available for sale financial assets	-	(415)	-	-	(415)
Gain from disposal of businesses and associates, revaluation of investee companies and changes in holdings in associates, net	(1,904)	(3,413)	(2,405)	(2,395)	(31,458)
Decrease in fair value of financial assets measured at fair value	1,317	246	1,185	197	60
Other	(9)	(404)	295	(83)	(12)

	2,809	4,507	(361)	2,968	11,161

Changes in assets and liabilities of the Company:
Decrease (increase) in accounts receivable	147	(290)	(2)	(47)	(192)
Increase in long term receivables	(138)	(101)	(41)	(52)	(262)
Decrease in trade payables	(3)	(78)	(85)	(234)	(132)
Increase (decrease) in other accounts payable (**)	9,363	327	9,580	(286)	(1,575)
Increase (decrease) in other long term liabilities	(1,953)	3,173	(4,097)	1,594	(5,758)

	7,416	3,031	5,355	975	(7,919)

Cash paid and received during the period for:
Interest received	135	523	16	382	721

Net cash provided by (used in) operating activities of the Company	7,262	(2,314)	8,130	(1,653)	(4,454)

(*)	Retroactive adjustment, see Note 6.
(**)	See also Note 3

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Interim Consolidated Financial Statements on the Cash Flows Attributable to the Company (Cont.)

	For the
	Six months ended June 30		Three months ended June 30		year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Unaudited				Audited
	$ thousands

Cash flows from investment activities
Purchase of property and equipment	(3)	(3)	-	(3)	(4)
Investment in associates and subsidiaries	(5,341)	(16,186)	(1,500)	(7,923)	(22,651)
Proceeds from sale of property and equipment	-	12	-	12	26
Proceeds from sale of associates and subsidiaries	5,405	5,000	5,383	-	19,355
Proceeds from sale of financial assets measured at fair value	1,708	1,301	1,086	-	1,301
Receipt of loan to investee company	3,339	-	3,339	-
Loans to investee company	-	(1,000)	-	(1,000)	(3,250)

Net cash provided by (used in) investment activities	5,108	(10,876)	8,308	(8,914)	(5,223)

Cash flows from financing activities
Purchase of shares of investee company	(192)	-	(192)	-	-
Receipt of long-term loans from banks	5,000	-	5,000	-	-

Net cash used in financing activities	4,808	-	4,808	-	-

Increase (decrease) in cash and cash equivalents	17,178	(13,190)	21,246	(10,567)	(9,677)

Cash and cash equivalents as of beginning of the period	31,037	40,714	26,969	38,091	40,714

Cash and cash equivalents as of end of the period	48,215	27,524	48,215	27,524	31,037

(*)	Retroactive adjustment, see Note 6.

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

1.	General

The accompanying condensed separate financial data as of June 30, 2012 and for the six and three months then ended, have been prepared in accordance with Regulation 38D of the Israel Securities Regulations (Periodic and Immediate Reports) - 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2011 and the Company's interim consolidated financial statements and accompanying notes.

2.	Long term receivables

For details concerning a loan granted by the Company to RDC and repayment of the loan during the second quarter of 2012, see Note 3H to the Company's interim consolidated financial statements.

3.	Dividend distribution by RDC

On June 11, 2012, RDC distributed a dividend to its shareholders in the aggregate amount of approximately $17,800. The portion of DEP Technology Holdings Ltd. (a corporate company fully owned by Elron, which holds 50.1% of RDC) in such dividend is approximately $8,900. This amount was advanced to Elron and was charged as an increase in inter-company balance under "Other accounts payable".

4.	Dividend distribution by the Company

On June 25, 2012, the Company declared a dividend in the amount of approximately $15,000 (approximately $0.51 per share). In July 2012, subsequent to the reporting date, the dividend was paid to the Company's shareholders.

5.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. Such liabilities include non-interest bearing and unlinked NIS capital notes.

6.	retroactive adjustment

As said in Note 2.B to the interim consolidated financial statements, the Company has restated its financial statements as of June 30, 2011 and December 31, 2011, for the six and three months periods ended June 30, 2011 and for the year ended December 31, 2011, in order to retroactively reflect the effect of the early adoption of the first phase of IFRS 9 (2009), as if the policy had always been applied.

The effects of early adoption of IFRS 9 on this separate financial data are identical to the effects of early adoption of IFRS 9 on the interim consolidated financial statements, except for:

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

6.	retroactive adjustment (Cont.)

In the statements of financial position:

	As previously reported	effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands

As of June 30, 2011 (unaudited):

Investments in subsidiaries and associates, net	215,558	5	215,563

As of December 31, 2011 (audited):

Investments in subsidiaries and associates, net	188,336	236	188,572

In the statements of comprehensive income:

	As previously reported	effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands

For the six months period ended June 30, 2011 (unaudited):

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	(467)	25	(442)

Total comprehensive income (loss)attributable to the Company's shareholders	(25,568)	25	(25,543)

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S.D in thousands

6.	retroactive adjustment (Cont.)

In the statements of comprehensive income (Cont.):

	As previously reported	effect of early adoption of IFRS 9	As presented in these financial statements
	$ thousands

For the three months period ended June 30, 2011 (unaudited):

Other comprehensive income (loss) attributable to the Company's subsidiaries and associates	(521)	29	(492)

Total comprehensive income (loss)attributable to the Company's shareholders	(14,284)	29	(14,255)

For the year ended December 31, 2011 (audited):

Other comprehensive income attributable to the Company's subsidiaries and associates	405	256	661

Total comprehensive income (loss) attributable to the Company's shareholders	(23,689)	256	(23,433)

The change in accounting policy resulting from the early adoption of IFRS 9 did not affect the carrying value of the loan the Company granted to RDC (described in Note 2 above). Prior to the adoption of IFRS 9, this loan was classified under "loans and accounts receivable" in accordance with IAS 39, and subsequent to the adoption of IFRS 9, this loan is classified as financial assets measured at amortized cost. As of June 30, 2012, the entire loan was repaid. See also Note 2 above.

Elron Electronic Industries Ltd.

Part IV

English Translation of Quarterly Report
regarding the Effectiveness of the Internal
Control over Financial Reporting and
Disclosure pursuant to Regulation 38C:

As of June 30, 2012

Attached hereby is a quarterly report regarding the effectiveness of internal control over financial reporting and disclosure, pursuant to Regulation 38C of the Israel Securities Regulations (Periodic and Immediate Reports), 5730-1970:

Quarterly report regarding the effectiveness of the internal control over financial reporting and disclosure, pursuant to Regulation 38C(a):

Management, under the supervision of the board of directors of Elron Electronic Industries Ltd. (the "Corporation"), is responsible for establishing and maintaining adequate internal controls over the financial reporting and disclosure in the Corporation.

In this regard, the members of management are:

1.	Mr. Ari Bronshtein, CEO;

2.	Mr. Yaron Elad, CFO.

The Corporation's internal control over financial reporting and disclosure is a process designed by, or under the supervision of, the Corporation's principal executive and principal financial officer, or persons performing similar functions, and under the board of directors' supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the provisions of the law, and to ensure that the information that the Corporation is required to disclose in its reports according to the provisions of the law is recorded, processed, summarized and reported in a timely manner, in the format prescribed by law.

The internal control includes, inter alia, controls and procedures which were designed to ensure that information which the Corporation is required to disclose as aforesaid, is recorded and made available to the Corporation's management, including the principal executive officer and principal financial officer, or persons performing similar functions, as necessary to permit the timely adoption of resolutions pertaining to disclosure requirements.

Because of its inherent limitations, internal control over financial reporting and disclosure is not intended to provide absolute assurance regarding prevention or detection of misstatements or omissions.

In the quarterly report on the effectiveness of the internal control over financial reporting and disclosure which was attached to the quarterly report for the period ended March 31, 2012 (the "Last Quarterly Report Regarding the Internal Control"), the internal control was deemed effective.

Up until the date of this report, no event or matter was brought to the attention of management or the board of directors which would change the assessment of the effectiveness of the internal control, as set forth in the Last Quarterly Report Regarding the Internal Control.

As of the date of this report, based on the Last Quarterly Report Regarding the Internal Control, and based on information which was brought to the attention of management and the board of directors as aforesaid, the internal control is effective.

Declaration of the Principal Executive Officer pursuant to Regulation 38C(d)(1):

Managers' Declaration

Declaration of the Chief Executive Officer

I, Ari Bronshtein, declare that:

(1)	I have examined the quarterly report of Elron Electronic Industries Ltd. (the "Corporation") for the second quarter of 2012 (the "Reports");

(2)
Based on my knowledge, the Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the financial statements and other financial information included in the Reports, fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditors, board of directors and audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others within the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, which would change the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

August 12, 2012                                                                ___________________________________

Ari Bronshtein, CEO

Declaration of the Principal Financial Officer pursuant to Regulation 38C(d)(2):

Managers' Declaration

Declaration of Principal Financial Officer

I, Yaron Elad, declare that:

(1)
I have examined the interim financial statements and other financial information which is included in the interim reports of Elron Electronic Industries Ltd. (the "Corporation") for the second quarter of 2012 (the "Reports" or the "Interim Reports");

(2)
Based on my knowledge, the interim financial statements and other financial information which is included in the Interim Reports do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the Reports;

(3)
Based on my knowledge, the interim financial statements and other financial information included in the Interim Reports fairly present, in all material respects, the financial condition, results of operations and cash flows of the Corporation, as of, and for the periods presented in the Reports;

(4)
I have disclosed to the Corporation's independent auditor, board of directors and the audit committee of the Corporation's board of directors, based on my most recent assessment of internal control over financial reporting and disclosure:

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and disclosure, insofar as the same refers to the interim financial statements and other financial information which is included in the Interim Reports, which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize or report financial information in a manner which may cast doubt on the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and –

(b)
Any fraud, whether or not material, which involves the principal executive officer, a direct subordinate of the principal executive officer, or other employees who have a significant role in the internal control over the financial reporting and disclosure.

(5)	I, alone or together with others in the Corporation, have:

(a)
Designed controls and procedures, or caused such controls and procedures to be designed and maintained under our supervision, to ensure that material information relating to the Corporation, including its consolidated subsidiaries as defined in the Israel Securities Law (Annual Financial Statements), 5770-2010, is made known to me by others in the Corporation and the consolidated subsidiaries, particularly during the period in which the Reports are being prepared; and –

(b)
Designed such controls and procedures, or caused such controls and procedures to be designed and maintained under my supervision, to reasonably ensure the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with GAAP;

(c)
No event or matter was brought to my attention during the period between the date of the last report (quarterly or periodic, as relevant) and the date of this report, relating to the interim financial statements and other financial information included in the Interim Reports, which would change, in my assessment, the conclusion of the board of directors and management regarding the effectiveness of the internal control over financial reporting and disclosure of the Corporation.

Nothing in the aforesaid derogates from my responsibility or the responsibility of any other person, pursuant to any law.

August 12, 2012                                                                ___________________________________

Yaron Elad, CFO

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of June 30, 2012
Following are the liabilities of the Company by repayment date:

The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of June 30, 2012 (1 USD = 3.923 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	789
Second year	0	0	0	0	0	789
Third year	0	0	0	19,615	0	643
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	19,615	0	2,221

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	789
Second year	0	0	0	0	0	789
Third year	0	0	0	19,615	0	643
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	19,615	0	2,221

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding  the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	6,410	0
Total	0	0	0	0	6,410	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0
Second year	0	0	0	0	0	0
Third year	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0
Total	0	0	0	0	0	0

L. (1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands) 190,245
(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands) 248,094